Hewitt

AR/S

P.E.
9-30-02

02067957

Our vision is to be the most influential advisor and the leading service provider in the people business...

Hewitt Associates, Inc. 2002 Annual Report

Who we are and what we do.

We are a leading provider of human resources outsourcing and consulting services.
We are people, process, and technology.

What sets us apart.

How we've grown and plan to grow.

How we've performed.

we help our clients and the
people who work for them succeed together.

As a world leader in human capital management services, our mission is to help businesses and the people who work for them succeed—together.

Our human resources outsourcing and consulting services help companies manage some of the most important issues they face today—issues that have a major impact on their performance, and the way their employees work and live.

Our human resources outsourcing services use the power of technology to enable companies to maximize the value and effectiveness of their human resources programs.

Our health care services help companies design and deliver plans that can protect both a company's bottom line and its employees.

Our retirement services help companies create and manage comprehensive retirement programs that increase the value of their benefit investments.

Our talent and organization services help companies attract, retain, engage, and reward talent, transform change into progress, and achieve higher returns from their human capital investment.


HR Outsourcing
Health Care
Retirement
Talent

All human resource challenges fall into one of four broad categories.

We enable companies to focus on their core activities, manage change, reduce costs, and provide better tools and solutions for employees, managers, and human resources professionals. We help them make their organizations work better and make their organizations better places to work.

From workforce administration to the management of health care and retirement programs and talent, the challenges are linked. So are our solutions.

Hewitt combines the full spectrum of human resources outsourcing and consulting services. So, whether it's developing long-term strategies or delivering specific services, we offer our clients more integrated solutions and greater expertise. We help them explore all of the alternatives, and design and execute the plans required to reach their goals.

The companies we serve benefit from our integrated approach. We help them make the best use of their total human resource investments. We help them develop, implement, communicate, and administer human resource plans and strategies. We provide efficient end-to-end solutions, supported by integrated systems and people who are leaders in the industry.


Outsourcing
Health Care
HR Outsourcing
Talent
Retirement
Consulting

The challenges are linked. So are our solutions.

Our integration makes us unique.

Health Care

Challenges

Demand for health care services is increasing, but employers can no longer absorb large cost increases—or simply shift those costs to employees. New solutions are required.

Issues

Rising costs erode shareholder value, yet cutting benefits can reduce employee satisfaction. Increased liability risks and new regulations may threaten a company's performance.

Solutions

Hewitt's health care services, including our consumer-based health care strategies, help employers manage costs, enhance quality, and improve employee satisfaction. New systems offer improved information and better decision making.

HR Outsourcing

Challenges

Delivering leading-edge health and welfare, defined benefit, defined contribution, and broader HR services is increasingly complex, expensive, and time consuming.

Issues

Escalating costs divert important resources and reduce shareholder value. Managers wrestle with increasing employee expectations, new technologies, and changing requirements.

Solutions

Our proven systems and experienced staff enable employers to outsource HR and benefit services to reduce costs, access superior technology, improve management of people and programs, and better control risks.

Talent

Challenges

Companies must attract, engage, reward, and retain the people they need. Plus, they must align their human resources with their overall business strategies.

Issues

If human resources are not effectively factored into corporate strategies, employees will be less able to focus and behave in ways that create the desired results. Distrust and confusion grow along with turnover rates.

Solutions

We help employers achieve a greater ROI on their people investment by aligning their people, practices, policies, processes, and technology with business objectives.

Retirement

Challenges

To control costs, maintain employees' trust, and help them prepare for retirement, companies must take a more comprehensive approach to their retirement plans.

Issues

Ineffective strategy, design, and delivery can put a company at a competitive disadvantage and erode shareholder value.

Solutions

From strategic design, to ongoing actuarial and financial analysis, through customer service—our end-to-end retirement plan management helps companies offer plans that are more secure, equitable, and sustainable.

Since 1940 we have concentrated on developing the people, processes, and technologies required to help organizations leverage their most important asset. And we lead in all three.

People make us first. Our innovations include the first communications practice to educate employees about benefits and the first personalized benefit and compensation statements. The Benefit Index® and Total Compensation Measurement™ tools were the first and are the most widely used methods for measuring and comparing benefits and total rewards. We literally wrote the book on flexible compensation and created the first comprehensive Web-based benefits management tool.

We are equally innovative in our processes. Applying the knowledge gained in hundreds of assignments and industry-leading technology, our outsourcing professionals analyze, re-engineer, automate, and then assume responsibility for functions that often were previously handled with outdated systems or people-intensive processes. Our consulting services incorporate what we have learned about helping thousands of corporations reduce costs, work their way through change, and attract, motivate, and reward the talent they depend on for success.

Technology adds to our value. Our Total Benefit Administration™ platform was the first system to allow for the administration of health and welfare, defined contribution, and defined benefit services through a single, integrated database. The Hewitt HealthValue Initiative™ database allows clients to assess the financial efficiency, quality, and patient satisfaction ratings of more than 2,000 health care plans. Our Internet purchasing site for group health insurance, one of the largest in the industry, supports thousands of negotiations—and renewals—with health plans every year. Two data centers and five call centers handle an average of 75,000 calls and 10 million transactions daily.



We're people process technology

people	process	technology
partners	quality	integrated
experts	efficient	reliable
leaders	effective	scalable

who we are and what we do ›


creating
superior results
innovative
collaborative
continuous
solutions
value
performance

Our people, our processes, and our technology help us build long-term relationships—trusted partnerships—with many of the world's largest and best-known companies. Nearly 90% of our top 100 clients have worked with us for five years or longer. Our multiyear outsourcing contracts enjoy high service retention rates. Our consulting services, which include the actuarial valuation of pension plans, often are part of annual reviews mandated by corporate boards or regulators. As long as companies rely on people, Hewitt will help them achieve superior results.

Our ability to do more for clients is reflected in the challenges we've been asked to meet. In recent months, we've helped a 250,000-person corporation complete a merger, combine two workforces, and administer benefits for nearly half a million current and former employees. Our administration of a major retailer's health and benefit plans helped it save $50 million in the first year. We've assisted many companies in reengineering their human resources activities to improve effectiveness, reduce costs, and automate processes and transactions. We regularly assist clients in dealing with the human resource issues arising from mergers and acquisitions, divestitures, and other major changes.

Our success can be measured in our leading market positions and our results. In 2002, we worked with more than 2,000 clients, including more than half of the *Fortune* 500, and our 2002 revenues totaled more than $1.7 billion. We're a world leader in human capital management services. And we're doing more than ever to help our clients succeed.

> through collaborative, trusted partnerships.


UBS
SOUTHWEST
Liberty Mutual
IBM
Hallmark
DELL
FIRST DATA
ALCOA
AMERICAN FAMILY INSURANCE
AUTO HOME BUSINESS HEALTH LIFE
PHILIPS
Honeywell
elpaso
SINGAPORE AIRLINES
DAIMLERCHRYSLER
AstraZeneca
verizon
SIEMENS
suez
JCPenney
HCA
gruma
TEXAS INSTRUMENTS
ABBOTT LABORATORIES
FLUOR
PSEG
BOEING
Lucent Technologies
Bell Labs Innovations
SOUTHERN COMPANY
CNA



To our fellow shareholders:

For more than 60 years, Hewitt Associates has had three critical and interrelated goals: to serve our clients exceptionally well, to have engaged and focused associates, and to create a strong and growing business. I'm happy to report that our success at achieving these goals has produced another year of exceptional growth. In fact, fiscal 2002 marked our 41st consecutive year of revenue growth, and the ninth consecutive year of double-digit growth. Net revenues rose 16% to $1.7 billion, with both our outsourcing and consulting businesses contributing to the gain. Our core operating margin improved for the third year in a row, increasing by more than three percentage points, as the growth of our outsourcing business produced increased economies and efficiencies of scale.

While our financial performance was impressive, it was not the most significant accomplishment of the year. The year's single most important event was our transition from a private partnership to a publicly traded corporation. Our initial public offering on June 27 was a critical step in achieving our vision of becoming the most influential advisor and the leading service provider in the people business. Public ownership improves our access to capital and enhances our flexibility in investing to build the business and serve our clients even more effectively in the future. Becoming a publicly traded company also provides new opportunities and rewards for our associates, allowing everyone to share in the ownership of the company.

Just as important, we continued to serve our clients well by anticipating and responding to their increasingly complex and challenging needs. Our clients tell us that the need to manage costs has never been greater—they must accomplish more with less—while they also face new and often conflicting demands from their employees, regulators, investors, and others. More attention is being paid to corporate governance, while changing liability and compliance standards present new risks for our clients. There is a growing recognition that companies must increase their speed and agility—not simply react to change, but control and drive it.

We are actively helping businesses around the world address these challenges. Our outsourcing business has grown at double-digit rates as our clients seek the benefits that outsourcing human resource functions provides—lower and more predictable costs, the ability to focus on core business activities, and improved service. We believe we are the leading provider of outsourcing services for both health care and pension programs, and are among the largest defined contribution outsourcing providers. As such, we believe we are best prepared to capitalize on this opportunity and continue to achieve high rates of growth.

We also are meeting the growing demand for more comprehensive and well-integrated services. Because we provide both outsourcing and consulting services, we can accomplish more for our clients. Our integration is a competitive advantage. And our ability to become a trusted partner with each of our clients further sets us apart. We forge long-standing relationships with clients, which help produce superior results—for them and for us.

To continue to find the solutions our clients need, we must have the best people in the business. Over the long term we have earned a reputation as a "best employer," but we recognize we can always do more to enhance associate engagement. We emphasize teamwork, a collegial environment, and open communications—listening to our associates and responding to what they say. Our mission is "to excel at helping our clients and their people succeed together," and to achieve it, we must do the same inside our organization as well. In 2002, nearly all 14,000 associates became Hewitt shareholders—with an even stronger commitment to its long-term growth and success.

We made great progress in our efforts to strengthen the business as well. Our combination with Bacon & Woodrow, one of the leading retirement and financial management firms in the United Kingdom, was the largest transaction of its kind in our history. We immediately gained a much stronger position in the market for retirement services, in the United Kingdom and around the world, as well as opportunities to broaden our relationships with a new group of clients. The introduction of our human resources business process outsourcing (HR BPO) services strengthened our service offerings and took our ability to solve the challenges our clients face to the next level.

We accomplished much in 2002, but our focus is on the future. Our five core strategies, outlined on the following pages, call for us to expand relationships with our current clients; develop large, untapped markets; broaden our target market; build our business process outsourcing capabilities; and continue to improve our margins. Whether our solutions involve developing a strategy, processing a benefit transaction, implementing change, or helping to manage risk, we will continue to evolve along with our clients' changing needs. As always, our growth will be primarily organic, supplemented by highly focused acquisitions. Our growing skill and knowledge will enhance our value and our competitive lead.

While Hewitt will continue to evolve and grow, we will not change our basic beliefs. As associates and now as shareholders of the company, we will continue to do what we always have done: serve our customers, enhance our associates' engagement, and strengthen the business. We will build on our goals and our values, just as we always have, and continue to build our performance and growth. We look forward to reporting on our progress for many years to come.

Sincerely,

Dale L. Gifford, Chairman and Chief Executive Officer
December 15, 2002


Growing Solutions
Actuarial Services
Executive Compensation
Benefit Plan Recordkeeping
Health Management Consulting
Global Expansion
Restructuring and Change Consulting
Benefits Outsourcing
Health Care Strategies
HR BPO
Evolving HR Challenges
ERISA
Flexible Benefits
401(k)
Managed Care
Globalization
Mergers and Acquisitions
Adoption of Outsourcing
Health Care Cost Increases
Talent Shortage

We intend to grow primarily as we have always grown—organically, along with our clients' needs.

More than 25 years ago, we responded to the passage of the Employee Retirement Income Security Act (ERISA) with modified pension designs, expanded actuarial analyses, and enhanced employee communication. We led—and grew with—the development of flexible benefits and 401(k) plans. As the use of managed care plans grew, we provided the recordkeeping and consulting services needed to make them work. Globalization, outsourcing, significant corporate restructuring, and a growing talent shortage in many industries led us to expand our global network of offices, develop new skills, create new services, and continue to grow—just as we have each year for more than 40 years.

We look forward to more. Independent industry analysts predict growing worldwide demand for both outsourcing and consulting services. In the United States, the human resources outsourcing industry is expected to grow at a compound annual rate of 18%, to more than $32.7 billion by 2006, and the human resources consulting industry is expected to grow at a compound annual rate of 14%, to more than $23.2 billion.

As the leader in our markets, we are best equipped to answer the growing demand. With a network of offices in most major cities worldwide, we are well-prepared to offer companies global support for their human resources programs. We have the full range of capabilities needed to help companies establish consumer-based, self-directed health and retirement programs. In an era of increased accountability, we can provide the information and tools that HR managers need to ensure the effectiveness and compliance of their benefit programs. Increasingly, we're serving our clients' HR departments by integrating and delivering a wide range of functions, including basic administration of the workforce, rewards, recruiting, and development. We'll never stop looking for new ways to serve our clients. It's the root of our success.

Our performance: 40+ years of organic growth.

Strategies for Growth

Expand client relationships

The quality and breadth of our service offerings, especially our integrated outsourcing and consulting capabilities, enable us to expand our relationships with our existing clients. Our managing consultants are working to expand relationships with our clients and weave our services into their overall business strategies. While we've accomplished much, the remaining opportunities are significant. Currently, fewer than 200 of our more than 2,000 clients use both our outsourcing and consulting services, and only about 30 of our more than 200 outsourcing clients use all three of our benefits outsourcing services.

1997 Outsourcing Clients


6%
14%
80%
3-Service
2-Service
1-Service

2002 Outsourcing Clients


14%
27%
59%
3-Service
2-Service
1-Service

Develop large, untapped markets

Our outsourcing business, created to serve large corporations with complex benefit programs, has grown rapidly. But while the U.S. market for outsourced defined contribution plans is fairly well developed, many large corporations still manage their health and welfare and defined benefit programs internally. This is likely to change as companies shift their focus toward core competencies and confront the growing technological and regulatory challenges associated with managing HR processes.

U.S. Companies With More Than 10,000 Participants


<20%
>80%
Outsourced
Opportunity

There are nearly 1,000 U.S. companies with more than 10,000 employees. We estimate that fewer than 20% of these companies have outsourced their health and welfare and defined benefit programs.

Broaden our target market

While our outsourcing services have typically been used by companies with at least 10,000 employees, we believe they could be used effectively by companies with as few as 1,000 employees. Our Internet-based services, which provide a number of health benefit options to plan participants, offer an attractive alternative for mid-sized employers. We also are working to adapt our Total Benefit Administration™ platform to provide effective, cost-efficient solutions for companies with less complex benefit needs.

We also plan to expand our consulting services in key markets around the world. Our combination with Bacon & Woodrow, one of the leading retirement and financial management consulting firms in the United Kingdom, will enhance our ability to work with clients in that market. Our proven ability to help companies eliminate inefficiencies, effectively manage compliance risks, and reach their long-term objectives adds to the value of our services.

Provide HR business process outsourcing

We will continue to evolve to meet our clients' needs. One example is our recently developed broader HR business process outsourcing services that will enable clients to improve their effectiveness, transform their human resource functions, and make the best use of their human, financial, and technological resources.


Workforce Planning
Workforce Administration
Performance Effectiveness
Workforce Relations
Hewitt
Learning/Development
Benefits
Recruiting
Payroll
Rewards

Improve our margins

We will work more efficiently. As the revenues from our outsourcing operations grow through the addition of new clients and services, we expect to continue leveraging our previous investments in technology, infrastructure, and people to achieve higher margins. We are working aggressively to reduce the costs associated with providing outsourcing services. Focused teams are improving the efficiency and cost-effectiveness of our outsourcing efforts and reengineering the implementation process to reduce costs. Over time, the international growth of our consulting business will produce additional economies of scale and also help improve margins.

Hewitt at a Glance

Hewitt Service Offerings



Health and Welfare
Health
Defined Contribution
Outsourcing
Retirement
Consulting
Defined Benefit
HR BPO
Talent and Organization

Hewitt Associates

Hewitt Associates has provided human resource services and solutions since 1940, and by continuously extending and expanding our offerings, we have achieved more than 40 consecutive years of organic revenue growth. In fiscal 2002, our net revenues grew 16% to $1.7 billion.

We are differentiated in the marketplace by the depth and breadth of our human resources expertise, which encompasses both outsourcing and consulting. Our integrated approach allows us to better understand our clients' human resources needs and to develop comprehensive solutions that incorporate the complete range of human resources strategy, design, implementation, administration, communication, and customer services.

We will continue to grow by expanding our services to meet our clients' constantly changing needs.

Outsourcing Segment Net Revenues
(dollars in millions)



$1,115
$952
$803
$623
1999
2000
2001
2002

Number of Clients: more than 200

Outsourcing

Our outsourcing business, which represents nearly two-thirds of our net revenues, grew 17% in 2002, to more than $1 billion. Characterized by long-term contracts, annually recurring revenues, and high client retention, our outsourcing services apply our benefits and human resources expertise and an integrated technology platform to administer our clients' benefit programs, including health and welfare, defined contribution, and defined benefit plans. Our delivery model takes what were once resource-intensive processes required to administer benefit plans and HR programs, and through technology and process transformation, delivers high-quality, cost-effective solutions.

Introduced in 2002 as a natural extension of our benefits outsourcing solution, our HR BPO services leverage technology and process redesign to fundamentally transform our clients' HR transactional activities and functions.

Consulting Segment Net Revenues
(dollars in millions)



$601
$524
$478
$436
1999
2000
2001
2002

Number of Clients: more than 2,000

Consulting

In an increasingly service- and knowledge-based economy, the effective management of human capital is critical to business success. In 2002, our net consulting revenues increased 15% to $601 million. Our consulting business provides actuarial services and a wide array of other services covering the design, implementation, and operation of health and welfare, compensation, and retirement plans, and broader human resource programs.

Our growth in 2002 was driven in part by our combination with the retirement and financial management business of Bacon & Woodrow in the United Kingdom. Rising health care costs and other issues drove strong demand for health management consulting services. Demand for our talent and organization consulting services will grow as companies continue to expand globally and seek assistance in managing organizational change.

How We've Performed

Financial Highlights

Dollars in millions	Year Ended September 30, 2001	2002	% Change
Net Revenues	$ 1,475.7	**$ 1,716.2**	16.3%
Outsourcing Net Revenues	$ 951.9	**$ 1,115.5**	17.2%
Consulting Net Revenues	$ 523.8	**$ 600.7**	14.7%
Operating Income	$ 185.7	**$ 240.3**	29.4%
Core Operating Income*	$ 112.7	**$ 185.9**	65.0%
Approximate Number of Associates	12,500	**14,600**	16.8%
Market Price of Stock			
High		**$ 31.40**	
Low		**$ 21.15**	

Hewitt Associates, Inc. completed its Initial Public Offering ("IPO") on June 27, 2002. Our Class A common stock is listed on the New York Stock Exchange under the symbol "HEW."

*Core operating income and core operating margin in each fiscal year include estimated owner compensation as expense as though the Company had been a corporation in all historical periods. The annual owner compensation was estimated at $102 million, $118 million, $135 million, and $146 million in fiscal 1998 through fiscal 2001, respectively, and $108 million for the first eight months of fiscal 2002—prior to incorporation. Core operating income and core operating margin exclude $21 million and $73 million of operating losses related to Sageo in fiscal 2000 and 2001, respectively. (Refer to Management's Discussion and Analysis for information about Sageo.) And, in fiscal 2002, core operating income and core operating margin exclude $26 million of non-recurring expenses related to the Company's conversion to a corporate structure, and $28 million of amortization related to the one-time, IPO-related grant of restricted stock to associates. Margin is expressed as a percentage of net revenues.

Net Revenues
(dollars in millions)



$852
$1,058
$1,281
$1,476
$1,716
1998
1999
2000
2001
2002

Operating Income and Core Operating Income*
(dollars in millions)



Operating Income
Core Operating Income
$151
$161
$182
$186
$240
$49
$43
$68
$113
$186
1998
1999
2000
2001
2002

Operating Margin and Core Operating Margin*



Operating Margin
Core Operating Margin
17.7%
15.2%
14.2%
12.6%
14.0%
5.8%
4.1%
5.3%
7.7%
10.8%
1998
1999
2000
2001
2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the information contained in our combined and consolidated financial statements and related notes included elsewhere in the Company's Annual Report. This report contains forward-looking statements that involve risks and uncertainties. We refer you to the discussion within the "Note Regarding Forward-Looking Statements."

We use the terms "Hewitt," "the Company," "we," "us," and "our" in this Annual Report to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to Hewitt's transition to a corporate structure on May 31, 2002, the businesses of Hewitt Associates LLC and its subsidiaries and its then affiliated companies, Hewitt Financial Services LLC and Sageo LLC ("Hewitt Associates LLC and Affiliates").

We use the term "owner" to refer to the individuals who are current or retired members of Hewitt Holdings LLC. These individuals (with the exception of our retired owners) became employees of Hewitt Associates, Inc. upon the completion of our transition to a corporate structure on May 31, 2002. We use the term "Hewitt Holdings" to refer to Hewitt Holdings LLC.

All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to "2002" or "fiscal 2002" means the twelve-month period that ended September 30, 2002. All references to percentages contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refer to calculations based on the amounts in our combined and consolidated financial statements, included elsewhere in this Annual Report.

Overview

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries provide human resources outsourcing and consulting services.

In connection with our transition to a corporate structure, which we completed on May 31, 2002, Hewitt Associates, Inc. was formed as a subsidiary of Hewitt Holdings and Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. In our limited liability company form, our owners were compensated through distributions of income rather than through salaries, benefits, and performance-based bonuses, and we did not incur any income tax. Upon our transition to a corporate structure, owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, we became subject to corporate income taxes, and we began to report net income and earnings per share.

On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow, an actuarial and benefits consulting firm in the United Kingdom. The results of operations for Bacon & Woodrow's benefits consulting business are included in our historical results from the date of the acquisition, June 5, 2002.

On June 27, 2002, we sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company's Class A common stock at $19.00 per share. The combined transactions generated $219 million in net cash proceeds after offering expenses.

For a pro forma presentation of results, had these events occurred at the beginning of the periods presented, we refer you to the "Pro Forma Results of Operations" section.

Segments

We have two reportable segments:

Outsourcing—We apply our benefits and human resources domain expertise and employ our integrated technology platform and other tools to administer our clients' benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans), and defined benefit (such as pension plans). We assume and automate the resource-intensive processes required to administer our clients' benefit programs, and we provide technology-based self-management tools that support decision making and transactions by our clients' employees. With the information and tools that we provide, we help our clients to optimize the return on their benefit investments. We have built on our experience in benefits outsourcing to offer employers the ability to outsource a wide range of human resource activities using our human resources business process outsourcing ("HR BPO") solution.

Consulting—We provide actuarial services and a wide array of other consulting services covering the design, implementation, communication, and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

While we report revenues and direct expenses based on these two segments, we present our offering to clients as a continuum of human resources services.

Sageo

In January 2000, our owners launched a new business, Sageo, with the intention of creating a stand-alone, Internet-based company that would provide a standardized set of health and welfare offerings to companies seeking less complex benefit solutions. Sageo was established as an investment opportunity by our owners that was separate from our core business and, therefore, was formed and managed as a separate business. We moved quickly to develop the capabilities to support this business by making significant expenditures, particularly on Web site development, as the Sageo business model evolved.

By the second half of fiscal 2001, Sageo had achieved reasonable sales success and was continuing to be well-received in the marketplace. At that time, however, our owners determined that it was not cost-effective to operate Sageo as a separate company since its stand-alone costs would likely exceed revenues for an extended period of time and because Sageo's services had become a logical extension of the Hewitt offering. Our owners concluded that Sageo's principal service offering, which was a Web-based, self-service benefits and administration business using Hewitt's back-end Total Benefit Administration™ and Hewitt Associates Connections™ platform, could be more efficiently managed and grown by fully integrating Sageo into Hewitt and by dramatically reducing Sageo's cost structure.

In the quarter ended September 30, 2001, the decision was made to transition Sageo's clients from Sageo's Web site to the Total Benefit Administration™ Web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt. Stand-alone company expenses were eliminated and Sageo Web site development spending ceased. At that time, since we had decided to discontinue the use of the Sageo Web site, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed those Sageo employees who worked within the stand-alone Sageo operation. The functions of the terminated or redeployed employees included management, Web site development, human resources, and sales. Sageo's clients continue to be served as a fully integrated element of the Outsourcing segment.

We believe that in order to analyze the historical results of our business, it is important to understand the effect that Sageo, as a stand-alone operation (which it was during fiscal 2000 and fiscal 2001), had on our financial results. In fiscal years 2001 and 2000, Sageo's operating losses were $73 million and $21 million, respectively. In fiscal 2002, during which time Sageo first operated with a significantly reduced cost structure as a part of Hewitt, Sageo contributed $2 million (which included a $1 million reduction in an accrued liability established during fiscal 2001) to our operating income.

The historical results of Sageo, which are included in the results of operations of our Outsourcing segment, are as follows:

Sageo Historical Financial Results

	Three Months Ended							Fiscal Year Ended		
In thousands	3/31/00	6/30/00	9/30/00	12/31/00	3/31/01	6/30/01	9/30/01[1]	9/30/00	9/30/01[1]	9/30/02[2]
Revenues, net of reimbursements	$ —	$ 69	$ 199	$ 2,021	$ 2,056	$ 2,538	$ 3,727	$ 268	$ 10,342	**$14,552**
Operating expenses[3]:										
Compensation and related expenses	—	5,983	6,635	6,125	8,705	9,608	9,613	12,618	34,051	**8,551**
Other operating expenses	104	216	755	2,333	2,804	2,000	1,877	1,075	9,014	**3,527**
Selling, general and administrative expenses	1,252	1,413	4,538	8,877	5,507	2,477	(2,591)	7,203	14,270	**174**
Non-recurring software charge	—	—	—	—	—	—	26,469	—	26,469	**—**
Total operating expenses	1,356	7,612	11,928	17,335	17,016	14,085	35,368	20,896	83,804	**12,252**
Operating (loss) income	(1,356)	(7,543)	(11,729)	(15,314)	(14,960)	(11,547)	(31,641)	(20,628)	(73,462)	**2,300**
Other (expense) income, net	—	—	(2,358)	(295)	(331)	(164)	314	(2,358)	(476)	**—**
(Loss) income before taxes, and owner distributions	$(1,356)	$(7,543)	$(14,087)	$(15,609)	$(15,291)	$(11,711)	$(31,327)	$(22,986)	$(73,938)	**$ 2,300**

[1]In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo's Web site to the Total Benefit Administration™ Web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt. Stand-alone company expenses were eliminated and Sageo Web site development spending ceased. At that time, since we had decided to discontinue the use of the Sageo Web site, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation.

[2]Sageo operated as part of Hewitt during the year ended September 30, 2002. Sageo's net income in 2002 includes a $1 million reduction in an accrued expense upon settlement of the obligation. The accrued expense was established in fiscal 2001.

[3]Excludes reimbursable expenses.

Critical Accounting Policies and Estimates

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Of our $1.7 billion of net revenues in 2002, 65% was generated in our Outsourcing segment and 35% was generated in our Consulting segment.

Under our outsourcing contracts, our clients agree to pay us an implementation fee and an ongoing service fee. The implementation fee covers only a portion of the costs we incur to transfer the administration of a client's plan onto our systems, including costs associated with gathering, converting, inputting, and testing the client's data, tailoring our systems, and training our employees. The amount of the ongoing service fee is a function of the complexity of the client's benefit plans or human resource programs or processes, the number of participants or personnel, and the scope of the delivery model.

In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, we recognize revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized.

If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized as services are provided. Ongoing service fees are typically billed on a monthly basis, typically based on the number of plan participants or services. There is often an agreement that the ongoing service fee will be adjusted if the number of participants changes materially. However, a weakening of general economic conditions or the financial condition of our clients, resulting in workforce reductions, could have a negative effect on our outsourcing revenues. Services provided outside the scope of our outsourcing contracts are typically billed on a time-and-materials basis.

Our outsourcing contracts typically have a three- to five-year term. However, a substantial portion of our outsourcing contracts may be terminated by our clients, generally upon 90 to 180 days notice. Normally, if a client terminates a contract or project, the client remains obligated to pay for services performed (including unreimbursed implementation costs), and for any commitments we have made on behalf of our clients to pay third parties. Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Estimates made are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income.

Our clients pay for our consulting services either on a time-and-materials basis or, to a lesser degree, on a fixed-fee basis. We recognize revenues under time-and-materials-based arrangements as services are provided. On fixed-fee engagements, we recognize revenues on a percentage of completion basis (i.e., based on the percentage of services provided during the period compared to the total estimated services to be provided). Losses on consulting projects are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work. Each project has different terms based on the scope, deliverables, and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about overall profitability and stage of project completion, which impacts how we recognize revenue. Estimates of project costs and revenues may change and are subject to revision as the project progresses. Such revisions may result in increases or decreases to revenues and income.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of our client receivables and unbilled work in process based on a combination of factors. In circumstances where we are aware of a specific client's difficulty in meeting its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the amount to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change that would require us to alter our estimates of the collectibility of client receivables and unbilled work in progress. A factor mitigating this risk is that for the years ended September 30, 2002, 2001, and 2000, no single client accounted for more than 10% of our total revenues.

Long-Lived Assets Held and Used

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset.

On October 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, for acquisitions made prior to July 1, 2001. We will evaluate our goodwill for impairment whenever indicators of impairment exist with reviews at least annually. The evaluation will be based upon a comparison of the estimated fair value of the line of business to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that line of business. The fair values used in this evaluation will be estimated based upon discounted future cash flow projections for the line of business.

Our estimate of future cash flows will be based on our experience, knowledge, and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Stock-Based Compensation

Our stock-based compensation program is a long-term retention and incentive program that is intended to attract, retain, and motivate talented employees and align stockholder and employee interests. The program allows for the granting of restricted stock, restricted stock units, and non-qualified stock options as well as other forms of stock-based compensation. We refer you to Note 18 in the notes to the combined and consolidated financial statements for additional information on this plan and plan activity in 2002.

We account for our stock-based compensation plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, which allows companies to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and provide pro forma net income and net income per share disclosures for employee stock option grants as if the fair value method defined in SFAS No. 123 had been applied.

This year, in connection with our initial public offering, we granted non-qualified stock options to acquire 4.1 million shares of our Class A common stock to our employees. This represents approximately 4.2% of the outstanding shares as of September 30, 2002. Had we determined compensation cost for the stock options granted using the fair value method as set forth under SFAS No. 123, we would have recorded approximately $1.1 million in additional expense and reported net income of $189 million for the year. The net loss applicable to common stockholders for the period from May 31, 2002, through September 30, 2002, would have been $24 million and the net loss per basic and diluted share would have been ($0.28). The difference between the net loss per share as reported and the net loss per share under the provisions of SFAS No. 123 would have been ($0.01) in 2002.

Estimates

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact-specific and takes into account factors such as historical experience, known facts, current and expected economic conditions, and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances dictate; however, actual results may differ from estimates.

Basis of Presentation

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

We record gross revenue for any outside services when we are primarily responsible to the client for the services or bear the credit risk in the arrangement. We record revenue net of related expenses when a third party assumes primary responsibility to the client for the services or bears the credit risk in the arrangement.

Additionally, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown separately within total revenue in accordance with Emerging Issue Task Force ("EITF") Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*. Similarly, related reimbursable expenses are also shown separately within operating expenses. We refer to revenues before reimbursements as net revenues.

Compensation and Related Expenses

Our largest operating expense is compensation and related expenses, which includes salaries and wages, annual performance-based bonuses, benefits (global profit sharing, retirement, and medical), payroll taxes, temporary staffing services, training, and recruiting. For all historical periods presented prior to May 31, 2002, compensation and related expenses do not include compensation expense related to our owners since these individuals received distributions of income rather than compensation when the Company operated as a limited liability company. As a result of our transition to a corporate structure on May 31, 2002, the owners became employees and the Company began to expense their compensation and related expenses.

Other Operating Expenses

Other operating expenses include equipment, occupancy, and non-compensation-related direct client service costs. Equipment costs include mainframe, data storage and retrieval, data center operation and benefit center telecommunication expenses, and depreciation and amortization of capitalized computer technology and proprietary software. Occupancy costs primarily include rent and related occupancy expenses for our offices. Non-compensation-related direct client service costs include costs associated with the provision of client services such as printing, duplication, fulfillment, and delivery.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consist primarily of third-party costs associated with promotion and marketing, professional services, advertising and media, corporate travel, and other general office expenses such as insurance, postage, office supplies, and bad debt expense.

Other Expenses, Net

Other expenses, net primarily includes interest expense, interest income, gains and losses from investments, and gains and losses on asset disposals, shown on a net basis.

Provision for Income Taxes

Prior to May 31, 2002, taxes on income earned by the predecessor limited liability company were the responsibility of the individual owners. Therefore, for periods ended on or prior to May 31, 2002, the historical financial statements do not reflect the income taxes that we would have incurred as a corporation. As a result of our transition to a corporate structure on May 31, 2002, we became subject to corporate income taxes and began applying the provisions of the asset and liability method outlined in SFAS No. 109, *Accounting for Income Taxes*.

Income Before Taxes and Owner Distributions and Net Income

Prior to May 31, 2002, we operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States. As a result of our transition to a corporate structure on May 31, 2002, owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, we became subject to corporate income taxes, and we started to report net income and earnings per share. As such, the historical results of operations after May 31, 2002, reflect a corporate basis of presentation and are not directly comparable to the results from prior periods, which reflect a partnership basis of presentation.

Historical Results of Operations

The following table sets forth our historical results of operations as a percentage of net revenues. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,		
	2000	2001	2002
Revenues:			
Revenues before reimbursements (net revenues)	100.0%	100.0%	**100.0%**
Reimbursements	2.0	1.8	**2.0**
Total revenues	102.0	101.8	**102.0**
Operating expenses:			
Compensation and related expenses, excluding initial public offering restricted stock awards[1]	55.9	56.8	**59.1**
Initial public offering restricted stock awards	—	—	**1.6**
Reimbursable expenses	2.0	1.8	**2.0**
Other operating expenses	24.0	22.8	**20.9**
Selling, general and administrative expenses	5.9	6.0	**4.4**
Non-recurring software charge[2]	—	1.8	**—**
Total operating expenses	87.8	89.2	**88.0**
Operating income[3]	14.2	12.6	**14.0**
Other expenses, net	(0.0)	(0.2)	**(1.0)**
Income before taxes and owner distributions[4]	14.2%	12.4%	
Pretax income			**13.0**
Provision for income taxes			**1.9**
Net income			**11.1%**

[1]Compensation and related expenses did not include compensation related to our owners for 2000, 2001, and for eight months of 2002 prior to our transition to corporate structure on May 31, 2002. Additionally, on June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their compensation and related expenses were included in our results from the acquisition date through September 30, 2002.

[2]Non-recurring software charge related to the discontinuation of the Sageo Web site. We refer you to the discussion of "Sageo" above.

[3]These results include the results of Sageo shown in the table on page 19. Sageo reduced operating income as a percentage of net revenues by 1.6% and 5.0% for the years ended September 30, 2000 and 2001, respectively.

[4]Income before taxes and owner distributions is not comparable to net income of a corporation because, due to our limited liability company form in these periods, (i) compensation and related expenses did not include compensation expense related to our owners since these individuals received distributions of income rather than compensation, and (ii) the Company incurred no income tax.

Fiscal Years Ended September 30, 2002, 2001, and 2000

Net Revenues

Net revenues were $1,716 million in 2002, $1,476 million in 2001, and $1,281 million in 2000. Net revenues increased by 16% in 2002 and by 15% in 2001. In 2002 and 2001, we grew net revenues by expanding our existing client relationships and by adding new clients. Outsourcing net revenues increased by 17% to $1,115 million in 2002, by 19% to $952 million in 2001, and by 29% to $803 million in 2000. We achieved significant revenue growth in our outsourcing business in 2002, though at a reduced rate, despite difficult economic conditions. In 2002 and 2001, we have also been more selective in adding clients to our outsourcing business in an effort to improve our margins. Consulting net revenues increased by 15% to $601 million in 2002, 10% to $524 million in 2001, and 10% to $478 million in 2000. In 2002, consulting net revenues were also higher as a result of the June 2002 acquisition of the actuarial and benefits consulting business of Bacon & Woodrow and from growth in health benefit management and retirement plan consulting. These increases were partially offset by a decrease in revenue from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in international operations. In 2000, we experienced growth in retirement plan consulting and international operations.

Compensation and Related Expenses

Compensation and related expenses were $1,015 million in 2002, $838 million in 2001, and $715 million in 2000. These expenses increased by 21% in 2002 and by 17% in 2001. Because we operated as a limited liability company through May 31, 2002, compensation and related expenses included owners' compensation of $61 million for the four months ended September 30, 2002. In connection with our transition to a corporate structure, in June 2002, we incurred a non-recurring, non-cash $18 million compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners' capital into common stock, and a non-recurring $8 million compensation expense related to establishing a vacation liability for the owners. In 2001 and 2000, compensation and related expenses included Sageo expenses of $34 million and $13 million, respectively. Exclusive of the non-recurring charges in the current year, Sageo expenses in the prior years, and excluding owner compensation for the four months from June 1, 2002, through September 30, 2002, compensation and related expenses as a percentage of net revenues decreased to 54% in 2002, from 55% in 2001 and 2000. The decrease was due to increased productivity in outsourcing and certain consulting areas partially offset by four months of compensation expense related to our acquisition of the actuarial and benefits consulting business of Bacon & Woodrow and increases in associate numbers and annual compensation.

Initial Public Offering Restricted Stock Awards

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to employees. The one-time initial public offering-related awards were valued at $110 million at the grant date, with 37% amortized on a straight-line basis from the grant date to December 31, 2002 and 63% amortized on a straight-line basis over four years through June 30, 2006. The $28 million of expense in fiscal 2002 represents the amortization of these awards from our initial public offering date and related accrued payroll taxes on such awards.

Other Operating Expenses

Other operating expenses were $358 million in 2002, $337 million in 2001, and $307 million in 2000. These expenses increased by 6% in 2002 and by 10% in 2001. As a percentage of net revenues, other operating expenses were 21% in 2002, 23% in 2001, and 24% in 2000. Included in other operating expenses were Sageo expenses of $9 million in 2001 and $1 million in 2000. Exclusive of Sageo, other operating expenses as a percentage of net revenues were 22% in 2001 and 24% in 2000. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than other operating expenses and our leveraging prior technology and occupancy costs to support expanded and new business. The $20 million increase in other operating expenses in 2002 primarily reflects four months of operations at the benefits consulting business of Bacon & Woodrow that we acquired on June 5, 2002, along with increased spending in technology and maintenance expense in outsourcing, offset in part by lower depreciation expenses on computer equipment and lower software maintenance expenses. The decrease in other operating expenses as a percentage of net revenues in 2001 reflects the leveraging of our technology and occupancy costs.

Selling, General and Administrative Expenses

SG&A expenses were $76 million in 2002, $88 million in 2001, and $76 million in 2000. These expenses decreased by 14% in 2002 and increased by 16% in 2001. As a percentage of net revenues, SG&A expenses were 4% in 2002 and 6% in 2001 and 2000. Included in SG&A were Sageo expenses of $14 million in 2001 and $7 million in 2000. Exclusive of Sageo, SG&A expenses as a percentage of net revenues were 5% in 2001 and 2000. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than SG&A expenses. The $2 million increase in SG&A expenses in 2002, after the effect of Sageo in 2001, primarily reflects the operations of the benefits consulting business of Bacon & Woodrow that we acquired on June 5, 2002, offset in part by lower client-related and internal travel-related expenses.

Non-Recurring Software Charge

In the three months ended September 30, 2001, the decision was made to transition Sageo's clients from Sageo's Web site to the Total Benefit Administration™ Web interface, and Sageo employees who were directly involved in supporting clients were transferred to Hewitt. At that time, since we had decided to discontinue the use of the Sageo Web site, we wrote off our remaining investment in the Sageo software and recognized a $26 million non-recurring charge.

Other Expenses, Net

Other expenses, net were $17 million in 2002, $3 million in 2001, and $0.5 million in 2000. As a percentage of net revenues, other expenses, net was 1% or less in all three years. Interest expense was $16 million in 2002, $16 million in 2001, and $13 million in 2000. Interest expense remained flat in 2002 from 2001. A portion of our short-term debt was repaid with proceeds from the initial public offering. This reduction in debt decreased our interest expense, however, this decrease was offset by interest expense from our two new office space capital leases. The increases in interest expense from 2000 to 2001 resulted from borrowings used to finance additions of computer equipment and leasehold improvements at our leased office space to accommodate growth in both our Outsourcing and Consulting segments. In 2002, other expenses, net included a loss from a foreign currency option contract purchased in connection with our acquisition of the benefits consulting business of Bacon & Woodrow. In 2001 and 2000, other expenses, net also included a non-recurring gain on an investment related to stock that we received in connection with the demutualization of an insurance company that had provided health and other general insurance to us for many years. A gain of $4 million was recorded in 2000 upon receipt of the stock, and an additional gain of $5 million, resulting from stock price appreciation, was recorded in 2001 when the stock was sold. No such gains were recorded in 2002.

Provision for Income Taxes

The provision for income taxes was $33 million for the year ended September 30, 2002. Approximately $22 million related to tax liabilities arising from a mandatory change in our tax accounting method and from the initial recording of deferred tax assets and liabilities related to temporary differences which resulted from the transition to a corporate structure. The remaining $11 million represents income tax expense arising from earnings between May 31, 2002 and September 30, 2002, while we operated as a corporation. The non-recurring, non-cash $18 million compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners' capital into common stock, was not tax deductible.

Segment Results

We operate many of the administrative functions of our business through centralized shared service operations, an arrangement that we believe is the most economical and effective means of supporting the Outsourcing and Consulting segments. These shared service functions include general office support and space management, overall corporate management, finance, and general counsel. Additionally, we utilize a client development group that markets the entire spectrum of our services and devotes its resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of these administrative and marketing functions are not allocated to the business segments. Instead, they are included in unallocated shared costs. Operating income before unallocated shared costs is referred to as "segment income" throughout this discussion.

Reconciliation of Segment Results to Total Company Results

In thousands	Year Ended September 30, 2000	2001	2002
Business Segments			
Outsourcing[1]			
Revenues before reimbursements (net revenues)	$ 802,683	$ 951,884	**$1,115,462**
Segment income before non-recurring software charge[2]	137,716	164,425	**272,702**
Segment income[2]	137,716	137,956	**272,702**
Consulting[3]			
Revenues before reimbursements (net revenues)	$ 477,869	$ 523,777	**$ 600,735**
Segment income[2]	151,060	168,766	**161,787**
Total Company			
Revenues before reimbursements (net revenues)	$1,280,552	$1,475,661	**$1,716,197**
Reimbursements	25,507	26,432	**33,882**
Total revenues	$1,306,059	$1,502,093	**$1,750,079**
Segment income before non-recurring software charge	$ 288,776	$ 333,191	**$ 434,489**
Non-recurring software charge	—	26,469	**—**
Segment income[2]	$ 288,776	$ 306,722	**$ 434,489**
Charges not recorded at the segment level:			
One-time charges[4]	—	—	**26,143**
Initial public offering restricted stock awards[5]	—	—	**27,525**
Unallocated shared costs[2]	106,631	121,020	**140,501**
Total operating income[2]	$ 182,145	$ 185,702	**$ 240,320**

[1]The fiscal year 2000 and 2001 Outsourcing segment results include the results of Sageo prior to the decision to transition Sageo clients from Sageo's Web site to the Total Benefit Administration™ Web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt. In the year ended September 30, 2001, stand-alone company expenses were eliminated and Sageo Web site development spending ceased. Sageo contributed $0 and $10 million of outsourcing net revenues and reduced segment income by $21 and $73 million for the years ended September 30, 2000 and 2001, respectively.

[2]Prior to May 31, 2002, owners were compensated through distributions of income. In connection with our transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and we began to record their compensation as compensation and related expenses in arriving at segment income.

[3]On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in our Consulting segment results from the acquisition date of June 5, 2002, through September 30, 2002.

[4]In connection with our transition to a corporate structure, the following one-time charges were incurred: a) $8 million of non-recurring compensation expense related to the establishment of a vacation liability for our former owners and b) $18 million of non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share.

[5]Compensation expense of $28 million related to the amortization of initial public offering restricted stock awards.

Outsourcing

Fiscal Years Ended September 30, 2002, 2001, and 2000

Outsourcing net revenues were $1,115 million in 2002, $952 million in 2001, and $803 million in 2000. Net revenues increased by 17% in 2002 and by 19% in 2001. Net revenues grew by expanding our services with existing clients and by adding new clients. We achieved significant revenue growth in our outsourcing business in 2002, though at a reduced rate, despite difficult economic conditions. In 2002 and 2001, we have also been more selective in adding clients to our outsourcing business in an effort to improve our margins.

Outsourcing segment income before the non-recurring software charge as a percentage of outsourcing net revenues was 24% in 2002 and 17% in 2001 and 2000. In connection with our transition to a corporate structure, in June 2002, we began to record compensation expense related to owners who became employees on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when we operated as a limited liability company. Also, in the prior year, Sageo's operating losses included in this segment were $73 million in 2001 and $21 million in 2000. Exclusive of Sageo's operating loss in the prior year periods and excluding owner compensation for four months in 2002, segment income before non-recurring software charge as a percentage of outsourcing net revenues was 26% in 2002, 22% in 2001, and 20% in 2000. This margin improvement reflects the leveraging of our technology and occupancy costs, as well as efforts to improve efficiencies with current clients.

Consulting

Fiscal Years Ended September 30, 2002, 2001, and 2000

Consulting net revenues were $601 million in 2002, $524 million in 2001, and $478 million in 2000. Net revenues increased by 15% in 2002 and 10% in 2001. In 2002, net revenues increased from the acquisition of the U.K.-based benefits consulting business of Bacon & Woodrow for the final four months of fiscal 2002, as well as growth in health benefit management and retirement plan consulting. These increases were partially offset by a slight decrease in global revenues from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in our international operations.

Consulting segment income as a percentage of consulting net revenues was 27% in 2002 and 32% in 2001 and 2000. In connection with our transition to a corporate structure, in June 2002, we began to record compensation expense related to owners who became employees on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when we operated as a limited liability company. Exclusive of owner compensation for four months in 2002, segment income as a percentage of consulting net revenues was 32% in 2002.

Quarterly Results

The following tables set forth the unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited combined and consolidated financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period. We refer you to "Sageo" on page 18 for additional information on unusual items affecting the historical quarterly results.

	Fiscal 2001				Fiscal 2002			
Dollars in millions, except per share data	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr(4)(5)	4th Qtr(4)
Revenues:								
Net revenue*	$362	$365	$374	$375	**$404**	**$409**	**$ 430**	**$ 473**
Reimbursements*	7	7	7	5	**7**	**7**	**9**	**11**
Total revenues*	369	372	381	380	**411**	**416**	**439**	**484**
Operating expenses:								
Compensation and related expenses, excluding initial public offering awards(1)	206	211	211	209	**217**	**224**	**272**	**302**
Initial public offering awards	—	—	—	—	—	—	**1**	**26**
Reimbursable expenses*	7	7	7	5	**7**	**7**	**9**	**11**
Other operating expenses*	91	83	81	83	**88**	**87**	**86**	**97**
Selling, general and administrative expenses*	28	26	21	14	**13**	**21**	**21**	**21**
Non-recurring software charge(2)	—	—	—	26	—	—	—	—
Total operating expenses*	332	327	320	337	**325**	**339**	**389**	**457**
Operating income*	37	45	61	43	**86**	**77**	**50**	**27**
Other (expense)/income*	(3)	(3)	(2)	5	**(4)**	**(5)**	**(3)**	**(5)**
Income before taxes and owner distributions(3)*	$ 34	$ 42	$ 59	$ 48	**$ 82**	**$ 72**		
Income before income taxes							**47**	**22**
Provision for income taxes							**25**	**8**
Net income							**$ 22**	**$ 14**
Earnings per share								
–Basic**							**$(0.51)**	**$0.16**
–Diluted**							**$(0.51)**	**$0.15**

*Includes the results of Sageo shown in the table on page 19.

**Earnings per share for the quarter ended June 30, 2002, reflects our operations for the month of June 2002, the one month we were a corporation.

(1)Compensation for services rendered by owners has not been reflected in the combined and consolidated financial statements for periods prior to our transition to corporate structure on May 31, 2002. Prior to our transition to a corporate structure, we operated as a limited liability company and owners were compensated through distributions of income rather than through salaries, benefits, and performance-based bonuses.

(2)Non-recurring software charge related to the discontinuation of the Sageo Web site. We refer you to "Sageo" above.

(3)Income before taxes and owner distributions as a limited liability company is not comparable to net income of a corporation because (i) compensation and related expenses did not include compensation expenses related to our owners since these individuals received distributions of income rather than compensation and (ii) we incurred no corporate income tax.

(4)In connection with our transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and we began to reflect their compensation in compensation and related expenses. We also became subject to corporate income taxes. Additionally, on June 5, 2002, we acquired the actuarial and benefits consulting business of Bacon & Woodrow and their results are included in our results from this date.

(5)For the third quarter ended June 30, 2002, earnings per share was calculated based on earnings between May 31, 2002 and June 30, 2002, the period during which the Company operated as a corporation. During the month of June 2002, we also incurred several one-time charges totaling $48 million (see Note 3 to our combined and consolidated financial statements) related to our transition to a corporate structure, which resulted in a net loss. Additionally, common stock has been weighted from the dates of issuance and not from the beginning of the periods presented. As such, earnings per share for this quarter may not be indicative of earnings per share for future quarters.

Seasonality and Inflation

Revenues and income vary over the fiscal year. Within our Outsourcing segment, we generally experience a seasonal increase in our fourth and first fiscal quarter revenues because the timing of our clients' benefit enrollment processes typically occurs during the fall. Within our Consulting segment, we typically experience a seasonal peak in the third and fourth fiscal quarters which reflects our clients' business needs for these services. We believe inflation has had little effect on our results of operations during the past three years.

Pro Forma Results of Operations

During the year ended September 30, 2002, we completed several transactions that will have a significant effect on our results in future periods. We completed our transition to a corporate structure in May 2002, and our initial public offering and the Bacon & Woodrow acquisition in June 2002. The following pro forma results give effect to these transactions as if they occurred as of October 1, 2001, excluding any non-recurring adjustments, to allow for comparability. Prior year pro forma results have not been presented as supplemental information as we believe the prior year results are not comparable to the current year results primarily because of the Sageo operating losses incurred in 2001. We believe that current year results as adjusted would provide more meaningful information for future comparison.

The information presented is not necessarily indicative of the results of operations that might have occurred had the events described above actually taken place as of the dates specified. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. This information and the accompanying notes should also be read in conjunction with our "Pro Forma Combined Financial Information" and combined financial statements and related notes in our Registration Statement (No. 333-84198) on Form S-1 filed with the Securities and Exchange Commission in connection with our initial public offering, and our combined and consolidated financial statements and related notes included elsewhere in this Annual Report.

Pro Forma Consolidated and Combined Income Statements (unaudited)

Dollars in millions, except share and per share data	Year Ended September 30, 2002 Hewitt Historical	B&W Historical	Acquisition and Incorporation Adjustments[1]	Adjustments for the Offering[2]	Pro Forma
Revenues:					
Revenue before reimbursements (net revenues)	$1,716	$91	$ —	$ —	$1,807
Reimbursements	34	3	—	—	37
Total revenues	1,750	94	—	—	1,844
Operating expenses:					
Compensation and related expenses, excluding initial public offering restricted stock awards	1,014	50	93	—	1,157
Initial public offering restricted stock awards	28	—	—	35	63
Reimbursable expenses	34	3	—	—	37
Other operating expenses	358	11	2	—	371
Selling, general and administrative expenses	76	14	(8)	—	82
Total operating expenses	1,510	78	87	35	1,710
Operating income	240	16	(87)	(35)	134
Other expenses, net	(17)	(1)	3	—	(15)
Income before taxes and owner distributions	223	15	(84)	(35)	119
Provision for income taxes	33	—	29	(13)	49
Income before owner distributions		$15			
Net income	$ 190		$(113)	$(22)	$ 70
Earnings per share:					
–Basic					$ 0.75
–Diluted					$ 0.73
Weighted average shares:					
–Basic					93,256,209
–Diluted					96,252,501

[1] *Acquisition and incorporation adjustments include the following one-time items that are excluded for pro forma purposes:* an $8 million compensation expense for a vacation liability arising from the Company's owners becoming employees of the Company; an $18 million compensation expense resulting from the requirement to recognize the extent to which certain owners' stock allocation was greater than their proportional share of the capital accounts, without offset for the extent to which certain owners' stock allocation is less than their proportional share of the capital accounts; a $22 million non-recurring income tax expense resulting from a $5 million tax benefit arising from a mandatory change in our tax accounting method and a $27 million net liability arising from the establishment of deferred tax assets and liabilities; a $1 million compensation expense reflecting our assumption of annuity liabilities in connection with the Bacon & Woodrow acquisition; a $6 million expense related to the former Bacon & Woodrow partners' purchase of indemnity insurance prior to the acquisition; $2 million of acquisition-related professional service expenses incurred by Bacon & Woodrow; and $4 million of losses incurred on a foreign currency purchase option related to the acquisition. Other adjustments include expenses that the Company would have incurred had it been a corporation for the entire period presented: $120 million of owner compensation expense for both the Company's owners and Bacon & Woodrow partners; $51 million of additional income tax expense as if the Company had been a taxable entity for the entire period; $2 million of amortization of intangible assets created as part of the acquisition; and $1 million of interest expense on borrowings to fund distributions of accumulated earnings to Bacon & Woodrow's partners.

[2] Offering adjustments include compensation expense of $35 million reflecting the amortization of the one-time grant of initial public offering restricted stock awards and the related income tax benefit of $13 million.

On a pro forma basis, the Company's net revenues were $1,807 million compared to its actual net revenues of $1,716 million for the year ended September 30, 2002. The difference in the net revenues is attributable to the inclusion of a full twelve months of Bacon & Woodrow net revenues on a pro forma basis as compared to the inclusion of the Bacon & Woodrow net revenues from the June 5, 2002 acquisition date.

On a pro forma basis, the Company's net income was $70 million compared to its actual net income of $190 million for the year ended September 30, 2002. The difference in the net income is attributable to: (1) the inclusion of Bacon & Woodrow operations for all periods, adjusted for non-recurring items, on a pro forma basis; (2) the inclusion of amortization expense for the intangible assets acquired as part of the Bacon & Woodrow business in pro forma net income; (3) the inclusion of estimated interest expense for borrowings to fund the payment of distributions to the former partners of Bacon & Woodrow; (4) the exclusion of non-recurring charges for owner vacation accrual and the disproportionate share compensation charge from pro forma net income; (5) the inclusion of owner salaries, benefits, bonuses, and payroll taxes for all periods in pro forma net income; (6) the exclusion of non-recurring charges for the establishment of deferred tax assets and liabilities from pro forma net income; (7) the exclusion of losses incurred on the foreign currency purchase option; (8) the inclusion of an estimated tax expense as if the Company had been subject to income tax for the entire period in pro forma net income; and (9) the inclusion of compensation expense for all periods reflecting the amortization of the one-time grant of initial public offering awards to employees and the estimated tax benefit related to these awards.

Core Earnings and Core Earnings Per Share

We assess our underlying operating performance once all non-recurring or offering-related adjustments made in connection with our transition to a corporate structure and the initial public offering have been removed and owner compensation expenses and corporate income taxes have been included. We call this measure of earnings "core earnings." For the year ended September 30, 2002, our core earnings and core earnings per share would have been:

Core Earnings and Core Earnings Per Share

In thousands except for share and per share amounts	Year Ended September 30, 2002
Pretax income as reported	$ 223,426
Deduct pro forma owner compensation for periods prior to the transition to a corporate structure[1]	(108,135)
Add back non-recurring charges[2]	26,143
Add back amortization of one-time initial public offering restricted stock awards	27,525
Core pretax income	$ 168,959
Adjusted income tax expense[3]	69,274
Core net income	$ 99,685
Core earnings per share:	
Basic	$ 1.20
Diluted	$ 1.20
Core shares outstanding:	
Basic[4]	82,919,285
Diluted[5]	83,094,315

[1] Reflects pro forma compensation for Hewitt owners from October 1, 2001, through May 31, 2002, as if we had been a corporation during that time.

[2] Non-recurring charges in pretax income as reported consisted of $18 million for the disproportionate share allocation charge and $8 million for the establishment of an owner vacation liability.

[3] Reflects an effective tax rate of 41.0%.

[4] Shares are weighted for the time that they are outstanding as noted below. In fiscal year 2003, these shares will be weighted for the entire periods presented, and as such, the higher number of outstanding shares will decrease core earnings per share. The core shares outstanding include the following shares that were assumed to be outstanding—

For the entire period:

–70,819,520 shares of Class B common stock issued to Hewitt Holdings for the benefit of our owners in connection with the transition to corporate structure

–5,789,908 shares underlying the initial public offering restricted stock awards, less net forfeitures of 75,003

Since the offering date, June 27, 2002:

–11,150,000 shares of Class A common stock issued in connection with the initial public offering weighted as of June 27, 2002

–1,672,500 shares of Class A common stock issued in connection with the exercise of the over-allotment option for the initial public offering weighted as of July 9, 2002

Since the acquisition date, June 5, 2002:

–9,417,526 shares issued in connection with the June 5, 2002 acquisition of the actuarial and benefits consulting business of Bacon & Woodrow. Of the 9,417,526 shares, 941,753 shares are Class A common stock, 2,906,904 shares are Class B common stock, and 5,568,869 shares are Class C common stock

From the grant date:

–3,404 shares of Class A common stock issued and weighted as of July 31, 2002

[5] In addition to the shares outstanding for core basic earnings per share, the dilutive effect of stock options calculated using the Treasury Stock Method outlined in SFAS No. 128, *Earnings Per Share*, was 175,030 shares for the year ended September 30, 2002.

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities, and term notes. Our change to a corporate structure in May 2002, and our initial public offering in June 2002, provided access to new forms of debt and equity financing to fund new investments and acquisitions, as well as to meet ongoing and future capital resource needs.

Summary of Cash Flows

In thousands	Year ended September 30, 2000	2001	2002
Cash provided by:			
Operating activities	$ 229,052	$ 343,508	**$ 251,142**
Cash used in:			
Investing activities	(130,505)	(88,528)	**(95,714)**
Financing activities	(92,820)	(209,954)	**(81,649)**
Effect of exchange rates on cash	(157)	(595)	**2,065**
Net increase (decrease) in cash and cash equivalents	5,570	44,431	**75,844**
Cash and cash equivalents at beginning of period	10,605	16,175	**60,606**
Cash and cash equivalents at end of period	$ 16,175	$ 60,606	**$ 136,450**

At September 30, 2002, our cash and cash equivalents were $136 million, as compared to $61 million at September 30, 2001, an increase of $76 million or 125%. Cash and cash equivalents increased primarily due to the receipt of proceeds from our initial public offering, partly offset by the payment of owner distributions before incorporation and the reduction of debt after the offering.

For the years ended September 30, 2002 and 2001, cash provided by operating activities was $251 million and $344 million, respectively. The decrease in 2002 was primarily due to the distribution of $153 million of client receivables to Hewitt Holdings in the year ended September 30, 2002, related to the transition to a corporate structure in May 2002, partly offset by an increase in net income and higher accrued expenses. The $153 million distribution of receivables to Hewitt Holdings was a one-time transaction that reduced cash collections in fiscal 2002 and, therefore, reduced our cash flows from operating activities.

For the years ended September 30, 2002 and 2001, cash used in investing activities was $96 million and $89 million, respectively. The increase in cash used in investing activities was primarily due to increased spending on hardware and consultant-developed software.

For the years ended September 30, 2002 and 2001, cash used in financing activities was $82 million and $210 million, respectively. The decrease was primarily due to the receipt of the initial public offering proceeds, offset by increased capital distributions. For the year ended September 30, 2002, capital distributions to Hewitt Holdings accounted for the majority of the cash used in financing activities including $55 million in cash distributed to Hewitt Holdings to fund a distribution to the owners of accumulated earnings in preparation of the Company's transition to a corporate structure. For the year ended September 30, 2001, capital distributions from Hewitt Holdings had been a function of the timing of discretionary withdrawals by our owners and the needs of Hewitt Holdings for the construction of facilities for use by Hewitt Associates LLC and Affiliates. In future periods, distributions to owners will be replaced by compensation and related expenses, which will affect the net cash provided by operating activities. For the year ended September 30, 2002, repayments exceeded borrowings by $37 million primarily due to the repayment of borrowings with proceeds from the initial public offering, offset by borrowings related to two new building capital leases and the addition of Bacon & Woodrow debt.

Debt and Commitments

Significant ongoing commitments consist primarily of leases and debt. The following table shows the minimum future non-cancelable rental payments required under leases which have initial or remaining non-cancelable lease terms in excess of one year. Total rental expense for operating leases was $104 million in 2002, $87 million in 2001, and $83 million in 2000.

Contractual Obligations

In millions	Total	Payments Due in Fiscal Year 2003	2004-2005	2006-2007	Thereafter
Operating leases:					
Related party	$ 499	$ 34	$ 67	$ 67	$331
Third party	310	48	80	58	124
	809	82	147	125	455
Capital leases:					
Related party	24	—	2	2	20
Third party	76	11	8	6	52
	101	11	10	8	72
Debt	184	37	26	51	70
Total Contractual Obligations	$1,094	$130	$183	$184	$597

We have entered into real estate transactions with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, The Bayview Trust, and Overlook Associates (an equity method investment of Hewitt Holdings). The following are real estate lease commitments outstanding as of September 30, 2002:

Holdings Property Entity	Location	Commencement Date	Expiration Date
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Hewitt Properties VII	Norwalk, Connecticut	September 2001	September 2011
The Bayview Trust	Newport Beach, California	June 2002	May 2017
Overlook Associates	Lincolnshire, Illinois	*	*

*We have several leases of various terms with Overlook Associates. The first began in 1989 and the last will expire in 2017.

Total lease payments were $40 million in 2002, $39 million in 2001, and $35 million in 2000. The leases were entered into on terms comparable to those which would have been obtained in an arm's length transaction. The underlying real property value owned by the Hewitt Holdings' property entities aggregated $394 million and $461 million in 2002 and 2001. The investments in the properties owned by these related parties were funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt owed to third parties by these related parties totaled $285 million and $319 million in 2002 and 2001. The debt is payable over periods that range from three to 18 years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on our balance sheet, as the obligation represented by the debt is an obligation of Hewitt Holdings and its related parties, and is not an obligation of the Company. Substantially all of the activities of the Hewitt Holdings' property entities involve assets that are leased to us.

In April 2002, Hewitt Properties VII sold the Norwalk, Connecticut property and we entered into a 15-year capital lease with the purchaser to lease the office space. We recorded a $65 million increase to both property and long-term debt to record this long-term lease obligation. Payments are made in monthly installments at 7.33% interest. The debt remaining at September 30, 2002, related to this lease, is $64 million.

In June 2002, we entered into a 15-year capital lease with The Bayview Trust to lease office space in Newport Beach, California. We recorded a $24 million increase to both property and long-term debt to record this long-term lease obligation. Payments are made in monthly installments at 7.33% interest. The debt remaining at September 30, 2002, related to this lease, was $24 million.

Our computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment. The amounts due are payable over three- to five-year terms and are payable in monthly or quarterly installments at various interest rates ranging from 5.5% to 8.0%. At September 30, 2002, the outstanding balance on the equipment financing agreements was $13 million.

Our debt consists primarily of lines of credit, term notes, and equipment financing arrangements. We have two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee, based on the aggregate utilization, is assessed at a rate of 0.125% per annum. At September 30, 2002, there was no outstanding balance on either facility.

We have an unsecured multi-currency line of credit permitting borrowings of up to $10 million through February 28, 2003, at an interbank multi-currency interest rate plus 75 basis points. At September 30, 2002, the outstanding balance on the unsecured multi-currency line of credit was approximately $6 million. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British Pound Sterling line of credit permitting borrowings up to £17 million at a current rate of 4.85%. As of September 30, 2002, the outstanding balance was £15 million, equivalent to approximately $24 million. There is other foreign debt outstanding at September 30, 2002 totaling approximately $4 million.

We have unsecured senior term notes with various note holders totaling $150 million as of September 30, 2002. The notes have fixed interest rates ranging from 7.5% to 8.1% and are repayable in annual installments from 2003 through 2012.

A number of our debt agreements call for the maintenance of specified financial ratios, among other covenants. At September 30, 2002, we were in compliance with the terms of our debt agreements.

In connection with the transition to a corporate structure, in May 2002 we distributed $153 million of accounts receivable and $55 million of cash to Hewitt Holdings to fund a distribution to the owners of previously undistributed earnings. To fund short-term working capital requirements, we borrowed $52 million against our line of credit.

In connection with the initial public offering, we raised approximately $219 million in net proceeds after offering expenses. In July 2002, we used the proceeds to repay $52 million in indebtedness under our unsecured line of credit which included $24 million of debt incurred to pay the liabilities assumed in connection with the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow. The remainder will be used for working capital and general corporate purposes.

We believe the net proceeds of the offering, together with funds from operations, current assets, and existing credit facilities, will satisfy our expected working capital, contractual obligations, capital expenditures, and investment requirements through at least fiscal 2003. We believe our change to a corporate structure will provide financing flexibility to meet ongoing and future capital resource needs and access to equity for additional investments and acquisitions.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, Hewitt has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company's results. The acquisition of the benefits consulting business of Bacon & Woodrow occurred after the provisions of SFAS No. 141 and 142 went into effect. Goodwill generated from the acquisition will not be amortized but will be reviewed for impairment along with certain other identifiable intangible assets recorded pursuant to SFAS No. 141 and 142.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and believes that the adoption will not significantly impact its consolidated financial position or results of operations in fiscal 2003.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. This statement eliminates the requirement under SFAS No. 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS No. 13 to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishments that do not meet the criteria for an extraordinary item in APB No. 30. The statement is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company adopted SFAS No. 145 on October 1, 2002, and the adoption did not have a material effect on the Company's financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the requirements and impact of this statement on our consolidated results of operations and financial position.

Note Regarding Forward-Looking Statements

This report contains forward-looking statements relating to our operations that are based on our current expectations, estimates, and projections. Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "intends," "may," "opportunity," "plans," "potential," "projects," "should," "will," and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made.

Our actual results may differ from the forward-looking statements for many reasons, including:

- The actions of our competitors could adversely impact our results.
- A significant or prolonged economic downturn could have a material adverse effect on our results.
- If we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services, our business may be negatively affected.
- Our transition to corporate structure may adversely affect our ability to recruit, retain, and motivate employees and to compete effectively.
- If we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past, our business may be negatively affected.
- If our clients are not satisfied with our services, we may face damage to our professional reputation or legal liability.

- Tightening insurance markets may reduce available coverage and result in increased premium costs.
- The loss of key employees may damage or result in the loss of client relationships.
- Our global operations and expansion strategy entail complex management, foreign currency, legal, tax, and economic risks.
- The profitability of our engagements with clients may not meet our expectations.

For a more detailed discussion of our risk factors, see the information under the heading "Risk Factors" in our Registration Statement on Form S-1 (File No. 333-84198) filed with the Securities and Exchange Commission in connection with our initial public offering. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. We infrequently enter into hedging transactions to manage this risk and we do not hold or issue derivative financial instruments for trading purposes.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, which is designed for safety of principal and liquidity. We maintain a portfolio of cash equivalents in the highest rated money market investments and continuously monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates.

At September 30, 2002, 100% of our long-term debt was at a fixed rate. Our short-term debt with a variable rate consisted of our unsecured line of credit, which has an interest rate of LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option, and our unsecured multi-currency line of credit, which has an interest rate of an interbank multi-currency interest rate plus 75 basis points. As of September 30, 2002, there was no outstanding balance on our unsecured line of credit. As of September 30, 2002, the outstanding balance on the multi-currency line of credit was $6 million at rates ranging from 0.75% to 5.21%. In addition, Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, has an unsecured British Pound Sterling line of credit permitting borrowings of up to £17 million. As of September 30, 2002, the outstanding balance was £15 million, equivalent to approximately $24 million at a rate of 4.85%. We had other foreign sourced debt of $4 million at September 30, 2002.

Foreign exchange risk

For the year ended September 30, 2002, revenues from U.S. operations as a percent of total revenues were 90%. As a result, our foreign currency exchange exposure is low. Foreign currency net translation income was $18 million for the year ended September 30, 2002. We do not enter into any foreign currency forward contracts for speculative or trading purposes.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited the accompanying combined and consolidated balance sheets of Hewitt Associates, Inc. (a Delaware corporation) and subsidiaries and its predecessor (the "Company") as of September 30, 2001 and 2002, and the related combined and consolidated statements of operations, stockholders' equity and cash flows for each of the two years ended September 30, 2002. These combined and consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. The financial statements as of September 30, 2000 and for the year then ended were audited by other auditors who have ceased operations. The other auditors' report dated March 8, 2002 expressed an unqualified opinion on such statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the two years ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

Ernst & Young LLP

Chicago, Illinois
October 31, 2002

Report of Independent Public Accountants[1]

To the Owners of
Hewitt Associates LLC and Affiliates:

We have audited the accompanying combined balance sheet of the companies as described in Note 1 (Hewitt Associates LLC and Affiliates), a group of Illinois limited liability companies, as of September 30, 2000 and the related combined statements of operations, changes in owners' capital, and cash flows for the years ended September 30, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Hewitt Associates LLC and Affiliates as of September 30, 2000 and the results of their operations and their cash flows for the years ended September 30, 1999 and 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
March 8, 2002

[1] This is a copy of the audit report for the years ended September 30, 1999 and 2000, previously issued by Arthur Andersen LLP. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report and our filing on Form 10-K. The combined balance sheet as of September 30, 2000, the combined statements of operations, changes in owners' capital and cash flows for the year ended September 30, 1999 referred to in this report have not been included in the accompanying financial statements.

Combined and Consolidated Balance Sheets

Hewitt Associates, Inc.

Dollars in thousands except share and per share amounts	Combined September 30, 2001	Consolidated September 30, 2002
Assets		
Current Assets		
Cash and cash equivalents	$ 60,606	$ **136,450**
Client receivables and unbilled work in process, less allowances of $14,540 in 2001 and $16,160 in 2002	367,798	**394,184**
Prepaid expenses and other current assets	25,818	**32,006**
Deferred income taxes	—	**16,976**
Total current assets	454,222	**579,616**
Non-Current Assets		
Property and equipment, net	164,550	**249,613**
Goodwill, net	8,506	**201,286**
Intangible assets, net	59,544	**169,887**
Due from related parties	—	**3,468**
Other assets	14,535	**15,476**
Total non-current assets	247,135	**639,730**
Total Assets	$701,357	**$1,219,346**
Liabilities		
Current Liabilities		
Accounts payable	$ 25,466	$ **23,286**
Accrued expenses	87,245	**180,946**
Advanced billings to clients	59,892	**73,965**
Current portion of long-term debt	8,228	**36,918**
Current portion of capital lease obligations	13,885	**11,572**
Employee deferred compensation and accrued profit sharing	52,189	**56,481**
Total current liabilities	246,905	**383,168**
Long-Term Liabilities		
Debt, less current portion	157,783	**147,000**
Capital lease obligations, less current portion	14,663	**88,913**
Other long-term liabilities	22,635	**48,435**
Deferred income taxes	—	**19,265**
Total long-term liabilities	195,081	**303,613**
Total Liabilities	$441,986	$ **686,781**
Commitments and Contingencies (Notes 15 and 19)	—	—
Owners' Capital and Stockholders' Equity		
Owners' Capital		
Accumulated earnings and paid-in-capital	$260,138	$ —
Accumulated other comprehensive loss	(767)	—
Total owners' capital	259,371	—
Stockholders' Equity		
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized	—	—
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 19,162,660 shares issued and outstanding	—	**192**
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 73,726,424 shares issued and outstanding	—	**737**
Class C common stock, par value $0.01 per share, 50,000,000 shares authorized, 5,568,869 shares issued and outstanding	—	**56**
Restricted stock units, 319,902 units issued and outstanding	—	**6,078**
Additional paid-in capital	—	**615,377**
Retained earnings (deficit)	—	**(22,691)**
Unearned compensation	—	**(83,375)**
Accumulated other comprehensive income	—	**16,191**
Total stockholders' equity	—	**532,565**
Total Liabilities, Owners' Capital and Stockholders' Equity	$701,357	**$1,219,346**

The accompanying notes are an integral part of these financial statements.

Combined and Consolidated Statements of Operations[1]

Dollars in thousands except share and per share amounts	Year Ended September 30, 2000	2001	2002[1]
Revenues:			
Revenue before reimbursements (net revenues)	$1,280,552	$1,475,661	**$1,716,197**
Reimbursements	25,507	26,432	**33,882**
Total revenues	1,306,059	1,502,093	**1,750,079**
Operating expenses:			
Compensation and related expenses, excluding initial public offering restricted stock awards	715,336	838,085	**1,014,529**
Initial public offering restricted stock awards	—	—	**27,525**
Reimbursable expenses	25,507	26,432	**33,882**
Other operating expenses	307,281	337,419	**357,789**
Selling, general and administrative expenses	75,790	87,986	**76,034**
Non-recurring software charge	—	26,469	**—**
Total operating expenses	1,123,914	1,316,391	**1,509,759**
Operating income	182,145	185,702	**240,320**
Other expenses, net:			
Interest expense	(13,375)	(15,786)	**(16,098)**
Interest income	2,316	3,119	**2,291**
Other income (expense), net	10,589	10,147	**(3,087)**
Total other expenses, net	(470)	(2,520)	**(16,894)**
Income before taxes and owner distributions	$ 181,675	$ 183,182	
Income before income taxes			**223,426**
Provision for income taxes			**33,053**
Net income			**$ 190,373**
Loss per share[2]:			
–Basic			**$ (0.27)**
–Diluted			**$ (0.27)**
Weighted average shares[2]:			
–Basic			**85,301,042**
–Diluted			**85,301,042**

[1] In connection with the Company's transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation in compensation and related expenses and the Company became subject to corporate income taxes. Additionally, on June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow and their results are included in the Company's results from the acquisition date of June 5, 2002, through September 30, 2002.

[2] Loss per share is calculated based on the net loss incurred for the four-month period from May 31, 2002, the date on which the Company's transition to a corporate structure was completed, through September 30, 2002. Similarly, common stock is weighted from the dates of issuance and not from the beginning of the years presented.

The accompanying notes are an integral part of these financial statements.

Combined and Consolidated Statements of Stockholders' Equity

Dollars in thousands except share amounts	Preferred Stock	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount
Balance at September 30, 1999	$—	—	$ —	—	$ —
Comprehensive income:					
Income before taxes and owner distributions	—	—	—	—	—
Other comprehensive income (loss):					
Foreign currency translation adjustments	—	—	—	—	—
Unrealized gains on securities:					
Unrealized holding gains	—	—	—	—	—
Reclassification of realized gains (losses)	—	—	—	—	—
Total other comprehensive income (loss)					
Total comprehensive income	—	—	—	—	—
Capital distributions, net	—	—	—	—	—
Balance at September 30, 2000	—	—	—	—	—
Comprehensive income:					
Income before taxes and owner distributions	—	—	—	—	—
Other comprehensive income (loss):					
Foreign currency translation adjustments	—	—	—	—	—
Unrealized gains on securities:					
Unrealized holding gains	—	—	—	—	—
Reclassification of realized gains (losses)	—	—	—	—	—
Total other comprehensive income (loss)					
Total comprehensive income	—	—	—	—	—
Capital distributions, net	—	—	—	—	—
Balance at September 30, 2001	—	—	—	—	—
Comprehensive income:					
Income before taxes and owner distributions for the eight months ended May 31, 2002	—	—	—	—	—
Net loss for the four months ended September 30, 2002	—	—	—	—	—
Other comprehensive income (loss):					
Minimum pension liability adjustment	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—
Total other comprehensive income (loss)					
Total comprehensive income					
Capital distributions, net	—	—	—	—	—
Effect of the transition to corporate structure	—	—	—	70,819,520	708
Disproportionate share allocation adjustment	—	—	—	—	—
Acquisition of Bacon & Woodrow	—	941,753	9	2,906,904	29
Net proceeds from initial public offering	—	12,822,500	128	—	—
Initial public offering restricted stock grant	—	5,467,216	55	—	—
Amortization of unearned compensation	—	—	—	—	—
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	(68,809)	—	—	—
Balance at September 30, 2002	$—	19,162,660	$192	73,726,424	$737

The accompanying notes are an integral part of these financial statements.

Class C Common Stock Shares	Class C Common Stock Amount	Restricted Stock Units Shares	Restricted Stock Units Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Unearned Compensation	Owners' Capital	Accumulated Other Comprehensive Income (Loss)	Total
—	$—	—	$ —	$ —	$ —	$ —	$ 236,633	$ 235	$ 236,868
—	—	—	—	—	—	—	181,675		181,675
—	—	—	—	—	—	—	—	(763)	(763)
—	—	—	—	—	—	—	—	2,191	2,191
—	—	—	—	—	—	—	—	—	—
								1,428	
—	—	—	—	—	—	—	—	—	183,103
—	—	—	—	—	—	—	(177,276)	—	(177,276)
—	—	—	—	—	—	—	241,032	1,663	242,695
—	—	—	—	—	—	—	183,182		183,182
—	—	—	—	—	—	—	—	(239)	(239)
—	—	—	—	—	—	—	—	3,222	3,222
—	—	—	—	—	—	—	—	(5,413)	(5,413)
								(2,430)	
—	—	—	—	—	—	—	—	—	180,752
—	—	—	—	—	—	—	(164,076)	—	(164,076)
—	—	—	—	—	—	—	260,138	(767)	259,371
—	—	—	—	—	—	—	**213,064**	—	**213,064**
—	—	—	—	—	**(22,691)**	—	—	—	**(22,691)**
—	—	—	—	—	—	—	—	**(690)**	**(690)**
—	—	—	—	—	—	—	—	**17,648**	**17,648**
								16,958	
									207,331
—	—	—	—	—	—	—	**(415,986)**	—	**(415,986)**
—	—	—	—	**56,508**	—	—	**(57,216)**	—	—
—	—	—	—	**17,843**	—	—	—	—	**17,843**
5,568,869	**56**	—	—	**219,146**	—	—	—	—	**219,240**
—	—	—	—	**219,170**	—	—	—	—	**219,298**
—	—	**322,692**	**6,131**	**103,955**	—	**(110,141)**	—	—	—
—	—	—	—	—	—	**25,389**	—	—	**25,389**
—	—	**(2,790)**	**(53)**	**(1,245)**	—	**1,377**	—	—	**79**
5,568,869	**$56**	**319,902**	**$6,078**	**$615,377**	**$(22,691)**	**$ (83,375)**	**$ —**	**$16,191**	**$ 532,565**

Combined and Consolidated Statements of Cash Flows

Dollars in thousands	Year Ended September 30, 2000	2001	2002
Cash flows from operating activities:			
Income before taxes and owner distributions	$ 181,675	$ 183,182	—
Net income	—	—	**$ 190,373**
Adjustments to reconcile income before taxes and owner distributions and net income to net cash provided by operating activities:			
Depreciation and amortization	91,429	96,995	**96,610**
Non-recurring software charge (Note 12)	—	26,469	—
Net unrealized loss (gain) on securities	2,191	(2,191)	**3,653**
Initial public offering restricted stock awards (Note 4)	—	—	**25,389**
Owner compensation charge (Note 3)	—	—	**17,843**
Establishment of owner vacation liability (Note 3)	—	—	**8,300**
Deferred income taxes	—	—	**2,289**
Changes in operating assets and liabilities:			
Client receivables and unbilled work in process (Note 3)	(77,415)	9,825	**(128,260)**
Prepaid expenses and other current assets	(11,353)	1,611	**(1,960)**
Accounts payable	9,362	(4,553)	**(5,250)**
Due to related parties	—	—	**(3,468)**
Accrued expenses	20,709	19,697	**26,045**
Advanced billings to clients	4,213	83	**13,995**
Employees' deferred compensation and accrued profit sharing	3,300	14,213	**4,200**
Related party payable	(7,515)	—	—
Other long-term liabilities	12,456	(1,823)	**1,383**
Net cash provided by operating activities	229,052	343,508	**251,142**
Cash flows from investing activities:			
Additions to property and equipment	(96,503)	(83,231)	**(58,765)**
Cash balances assumed in Bacon & Woodrow acquisition, net of transaction costs (Note 6)	—	—	**(887)**
Increase in other assets	(34,002)	(5,297)	**(36,062)**
Net cash used in investing activities	(130,505)	(88,528)	**(95,714)**
Cash flows from financing activities:			
Proceeds from issuance of stock	—	—	**226,564**
Capital distributions, net	(177,049)	(163,910)	**(263,486)**
Short-term borrowings	38,781	300	**59,661**
Repayments of short-term borrowings	—	(59,000)	**(73,765)**
Proceeds from long-term debt issuance	75,000	36,081	—
Repayments of long-term debt	(7,500)	(6,875)	**(6,250)**
Repayments of capital lease obligations	(22,052)	(16,550)	**(17,007)**
Payment of deferred financing fees	—	—	**(1,437)**
Payment of offering costs	—	—	**(5,929)**
Net cash used in financing activities	(92,820)	(209,954)	**(81,649)**
Effect of exchange rate changes on cash and cash equivalents	(157)	(595)	**2,065**
Net increase in cash and cash equivalents	5,570	44,431	**75,844**
Cash and cash equivalents, beginning of year	10,605	16,175	**60,606**
Cash and cash equivalents, end of year	$ 16,175	$ 60,606	**$ 136,450**

The accompanying notes are an integral part of these financial statements.

Combined and Consolidated Statements of Cash Flows
(continued)

Dollars in thousands	Year Ended September 30, 2000	2001	2002
Change in client receivables and unbilled work in process:			
Beginning of year client receivables and unbilled work in process	$ 301,895	$ 377,536	**$ 367,798**
Non-cash distribution of client receivables to Hewitt Holdings	—	—	**(152,500)**
Fair value of acquired client receivables and work in process	—	—	**46,188**
Effect of exchange rates on client receivables and unbilled work in process	(1,774)	87	**4,438**
End of year client receivables and work in process	(377,536)	(367,798)	**(394,184)**
Change in client receivables and unbilled work in process	$ (77,415)	$ 9,825	**$(128,260)**
Schedule of non-cash investing and financing activities:			
Acquisition, cash paid, net of cash received:			
Common stock issued in connection with acquisition	$ —	$ —	**$ 219,240**
Fair value of assets acquired	—	—	**(142,406)**
Fair value of liabilities assumed	—	—	**100,403**
Goodwill	—	—	**(178,124)**
Cash paid, net of cash received	—	—	**(887)**
Real estate and equipment purchased under capital leases	18,896	11,081	**88,944**
Software licenses purchased under long-term agreements	—	—	**18,148**
Client receivables distributed to Hewitt Holdings	—	—	**152,500**
Conversion of owner capital to common stock	—	—	**57,216**
Accrued offering costs	—	—	**1,347**
Supplementary disclosure of cash paid during the year:			
Interest paid	$ 9,672	$ 11,892	**$ 16,210**
Income taxes paid	—	—	**33,647**

The accompanying notes are an integral part of these financial statements.

Dollars in thousands except share and per share amounts

1. Description of Business

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries (collectively, "Hewitt" or the "Company") provide human resources outsourcing and consulting services.

Prior to May 31, 2002, the results of the Company included the combined results of three Illinois limited liability companies: Hewitt Associates LLC and subsidiaries, Hewitt Financial Services LLC, and Sageo LLC (collectively, "Hewitt Associates LLC and Affiliates"). Hewitt Associates LLC and Affiliates was under the common control of Hewitt Holdings LLC ("Hewitt Holdings").

On May 31, 2002, the Company completed its transition to a corporate structure whereby Hewitt Holdings' ownership interest in Hewitt Associates LLC and Affiliates was transferred to Hewitt Associates, Inc.

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow's actuarial and benefits consulting business are included in the Company's results from the acquisition date.

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company's Class A common stock at $19.00 per share. The combined transactions generated $219 million in net cash proceeds after offering expenses.

2. Summary of Significant Accounting Policies

The combined and consolidated financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Combination and Consolidation

The accompanying combined and consolidated financial statements reflect the operations of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. Combined financial statements are presented for periods prior to the transition to a corporate structure when the combined entities that now make up the Company were under common control. Upon consummation of the transition to a corporate structure, the affiliated companies of Hewitt were transferred into the newly formed corporation, Hewitt Associates, Inc., and their results are presented on a consolidated basis.

Revenue Recognition

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to the Company's clients.

Under the Company's outsourcing contracts, which typically have a three- to five-year term, clients pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized as services are provided. Ongoing service fees are normally billed on a monthly basis, typically based on the number of plan participants or services. Services provided outside the scope of outsourcing contracts are billed on a time-and-materials basis.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

The Company's clients pay for consulting services either on a time-and-materials basis or on a fixed-fee basis. Revenues are recognized under time-and-material based contracts as services are provided. On fixed-fee engagements, revenues are recognized on a percentage of completion basis (i.e. based on the services provided during the period as a percentage of the total estimated services to be provided). Losses on consulting contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work.

Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

Hewitt records gross revenue for any outside services when the Company is primarily responsible to the client for the services or bears the credit risk in the arrangement. Hewitt records revenue net of related expenses when a third party assumes primary responsibility to the client for services or bears the credit risk in the arrangement. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Income Before Taxes and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before taxes and owner distributions is not comparable to net income of a corporation because compensation and related expenses for services rendered by owners have not been reflected as expenses and the Company incurred no income taxes in its historical results prior to its transition to a corporate structure. Results prior to May 31, 2002, do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for all the periods presented.

Income Taxes

On May 31, 2002, the Company became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company was not subject to income taxes because it operated as a limited liability company. Taxes on income earned prior to May 31, 2002, were the responsibility of Hewitt Holdings' owners.

Foreign Currency Translation

The Company's foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in owners' capital and stockholders' equity. Gains or losses resulting from foreign exchange transactions, which have not been significant, are recorded in earnings.

Earnings Per Share

On May 31, 2002, the Company completed its transition to a corporate structure and began to report earnings per share ("EPS") in accordance with SFAS No. 128, *Earnings Per Share*. For the year ended September 30, 2002, loss per share was calculated based on the net loss incurred in the four-month period from May 31, 2002, through September 30, 2002. Prior to May 31, 2002, Hewitt was comprised of limited liability companies and did not have outstanding common stock from which to calculate earnings per share, nor did the Company's earnings include owner compensation or income taxes. As such, the Company's historical income before taxes and owner distributions is not comparable to net income of a corporation. Therefore, historical earnings per share have not been presented for periods prior to May 31, 2002, and the combined financial statements do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for those periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, the allowance for doubtful accounts, depreciation and amortization, impairment, taxes, and any contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables, and unbilled work in process. Hewitt invests its cash equivalents in the highest rated money market investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company's billings. Credit risk itself is limited due to the Company's large number of *Fortune* 500 clients, its clients' strong credit histories, and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2000, 2001, and 2002, no single client represented ten percent or more of the Company's total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities, client receivables, and foreign exchange instruments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities, and the Company's variable rate debt are financial liabilities with carrying values that approximate fair value. The fair value of the Company's $150,000 fixed rate senior term notes is estimated to be approximately $165 million at September 30, 2002, and was calculated by discounting the future cash flows of the senior term notes at rates currently offered to the Company for similar debt instruments with comparable maturities.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with original maturities of 90 days or less. At September 30, 2001 and 2002, cash and cash equivalents included cash in checking and money market accounts as well as investment grade municipal debt obligations maturing in 90 days or less.

Marketable Securities

Marketable securities represent available-for-sale securities and are classified on the balance sheet within other current assets at their fair market value. Unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses are reported in other expenses, net on the combined and consolidated statements of operations.

Hedging Transactions

The Company does not enter into derivative transactions except in limited situations when there is a compelling economic reason or to mitigate risk to the Company (see Note 9, Financial Instruments). The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133*, in fiscal year 2001.

All derivative instruments are reported in the combined and consolidated financial statements at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges are recognized in earnings in the current period. The Company had no derivative instruments outstanding at September 30, 2002.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Computer equipment	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	5 to 15 years
Leasehold improvements	Lesser of estimated useful life or lease term

Software Development Costs

Software development costs are accounted for in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 ("SOP 98-1"), *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company amortizes the software costs over periods ranging from three to five years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

Stock-Based Compensation

The Company applies Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock-based compensation plans, but provides the pro forma disclosures required by SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company grants non-qualified stock options at an exercise price equal to the fair market value of the Company's stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date, and have a term of ten years. Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date and recorded as unearned compensation on the balance sheet. As the restricted stock awards vest, the unearned compensation is amortized to compensation expense on a straight-line basis. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards and exercised stock options are considered outstanding. Restricted stock awards vest on a cliff schedule so that restricted stock awards are not considered outstanding until the stated vesting date for earnings per share calculations. Under the treasury stock method, unvested restricted stock awards and unexercised stock options with fair market values of the underlying stock greater than the stock options' exercise prices are considered common stock equivalents for the purposes of calculating diluted earnings per share for periods when there are positive earnings and the incremental effect would be dilutive.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, Hewitt has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company's results. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on

June 5, 2002, after the provisions of SFAS No. 141 and 142 went into effect. As such, in accordance with SFAS Nos. 141 and 142, goodwill recorded in the acquisition has not been amortized but will be reviewed for impairment at least annually or whenever indicators of impairment exist. Other identifiable intangible assets have been recorded as described in Note 12.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and believes that the adoption will not significantly impact its consolidated financial position or results of operations in fiscal 2003.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 eliminates the requirement under SFAS No. 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishments that do not meet the criteria for an extraordinary item in APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company adopted SFAS No. 145 on October 1, 2002, and the adoption did not have a material effect on the Company's financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the requirements and impact of this statement on the Company's consolidated results of operations and financial position.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Transition to a Corporate Structure

On May 31, 2002, the Company completed its transition to a corporate structure in connection with its planned initial public offering.

Prior to the transition to a corporate structure, the Company consisted of single-member limited liability companies, which were wholly owned by Hewitt Holdings. As such, owners' capital represented the ownership interests of Hewitt Holdings in the Company. Historically, distributions to and contributions from Hewitt Holdings were based on the capital requirements of the Company and of Hewitt Holdings and were subject to the discretion of the owners of Hewitt Holdings.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings. Three classes of common stock were authorized. The holders of Class A, Class B, and Class C common stock have one vote per share. All shares of Class B and Class C common stock vote in accordance with a majority of the votes cast by the holders of Class B and Class C common stock as a group.

In May 2002, Hewitt Associates LLC distributed $152,500 of accounts receivable and $55,000 of cash to Hewitt Holdings to fund a distribution to the owners of accumulated earnings in preparation for Hewitt Associates LLC and Affiliates' transition to a corporate structure. The $152,500 distribution of receivables to Hewitt Holdings was a one-time transaction that reduced cash collections in fiscal 2002 and, therefore, reduced our cash flows from operating activities.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc., thereby making Hewitt Associates LLC and Affiliates a wholly-owned subsidiary of the Company. The capital in the business was converted and owners of the Company received 70,819,520 shares of the Company's Class B common stock.

In connection with the transition to a corporate structure, the Company incurred a non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the issuance of the Class B common stock. The amount of this one-time charge was $17,843. As a result of owners becoming employees of the Company, the Company began to record compensation expense. The Company incurred an additional non-recurring compensation expense resulting from the establishment of a vacation liability for these owners in the amount of $8,300. The Company also became subject to income taxes subsequent to its transition to a corporate structure. As a result, the Company incurred a non-recurring income tax expense of $21,711 to initially record deferred tax assets and liabilities under the provisions of SFAS No. 109, *Accounting for Income Taxes*.

4. Initial Public Offering

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. The Company's gross proceeds from the offering were $211,850, before the underwriting discount of $14,829 and estimated offering expenses of approximately $7,226.

In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company's Class A common stock at $19.00 per share. The option exercise generated gross proceeds of $31,778 before the underwriting discount of $2,225.

Of the $219,298 in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on the Company's lines of credit. The remaining $167,298 is intended to be used for future working capital needs and for general corporate purposes.

In connection with the initial public offering, the Company granted to employees restricted stock, restricted stock units, and non-qualified stock options on common stock. (See Note 18, Stock-Based Compensation Plans.)

5. Earnings Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, basic EPS is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive potential common stock equivalents.

For the year ended September 30, 2002, loss per share was calculated based on the net loss incurred between May 31, 2002, and September 30, 2002, the period during which the Company operated as a corporation. As such, the loss per share for the year ended September 30, 2002 is not indicative of the amount that would have been computed had the Company been a corporation for the entire year presented. During the period between May 31, 2002, and September 30, 2002, the Company also incurred several one-time charges totaling $47,854 (see Note 3) related to the Company's transition to a corporate structure and $27,525 of compensation expense related to the initial public offering restricted stock award. Additionally, common stock has been weighted from the time of the Company's transition to a corporate structure on May 31, 2002 and not from the beginning of the year. The following table presents computations of basic and diluted EPS in accordance with accounting principles generally accepted in the United States of America.

Net income as reported for the full year	**$190,373**
Less net income through May 31, 2002	**213,064**
Net loss from June 1, 2002 through September 30, 2002	**$ (22,691)**
Weighted-average number of common stock for basic	**85,301,042**
Incremental effect of dilutive common stock equivalents:	
Unvested restricted stock awards	—
Unexercised stock options	—
Weighted-average number of common stock for diluted	**85,301,042**
Earnings per share—basic	**$ (0.27)**
Earnings per share—diluted	**$ (0.27)**

All of the Company's restricted stock awards and stock options are excluded from diluted loss per share since their effect is antidilutive.

6. Acquisition of Bacon & Woodrow

On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow ("Bacon & Woodrow"), a leading actuarial and benefits consulting firm in the United Kingdom. The purchase price totaled $259,009 and was comprised of $219,240 of common stock, $38,882 in assumed net liabilities, and $887 of acquisition-related costs. Bacon & Woodrow's results of operations are included within the Company's historical results from the acquisition date of June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of the Company's Series A mandatorily redeemable preferred stock which was redeemable for shares of the Company's common stock. Effective as of August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of Series A preferred stock in exchange for 9,417,526 shares of common stock. Of the 9,417,526 shares of common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Class B common stock and 5,568,869 shares of Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of Class A common stock.

The preliminary allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses, and $36,071 of short-term borrowings). The actual allocation of the purchase price will depend upon the final evaluation of the fair value of the assets and liabilities of the benefits consulting business of Bacon & Woodrow. Consequently, the ultimate allocation of the purchase price could differ from that presented above.

Assuming only the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow occurred at the beginning of 2002 and 2001, pro forma net revenues would have been approximately $1,807 million in 2002 and $1,599 million in 2001; pro forma net income would have been $215 million in 2002 and $207 million in 2001. These pro forma results, which are unaudited, give effect to the Company's incorporation and initial public offering on the dates such events actually occurred, on May 31, 2002 and June 27, 2002, respectively. Because the Company was a limited liability company during 2001 and for the first eight months of 2002, the pro forma effect of the acquisition on earnings per share is not meaningful. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

7. Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, for work performed through September 30, 2001 and 2002, consisted of the following:

	2001	2002
Client receivables	$216,424	**$219,126**
Unbilled work in process	151,374	**175,058**
	$367,798	**$394,184**

An analysis of the activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2001 and 2002, consisted of the following:

	2001	2002
Balance at beginning of year	$ 9,426	**$ 14,540**
Increase in allowances	30,643	**31,453**
Use of allowances	(25,529)	**(29,833)**
Balance at end of year	$ 14,540	**$ 16,160**

8. Marketable Securities

Marketable securities classified in other current assets include equity securities which are classified as available-for-sale. Unrealized gains and losses on these investments have been included in accumulated other comprehensive income (loss) but as of September 30, 2001 and 2002, there were no unrealized gains or losses. Realized gains or losses are classified in other expenses, net and for the years ended September 30, 2000, 2001, and 2002, realized gains on marketable securities were $4,175, $5,413, and $0, respectively.

9. Financial Instruments

The Company does not enter into derivative transactions except in limited situations when there is a compelling reason to mitigate economic risk. On August 6, 2001, Hewitt purchased a £150 million foreign currency option to offset the foreign currency risk associated with its planned purchase of the benefits consulting business of Bacon & Woodrow for common stock with a value of £140 million. (See Note 6, Acquisition of Bacon & Woodrow.) The cost of the foreign currency option was $2,344, which was recorded as a current asset at September 30, 2001. This instrument did not qualify for the hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, because SFAS No. 133 prohibits hedge accounting for a forecasted business combination. The instrument was marked to the spot rate and resulting gains or losses were recognized currently in other expenses, net. For the years ended September 30, 2001 and 2002, the gain on the option was $1,309 and the loss was $3,653, respectively.

10. Property and Equipment

As of September 30, 2001 and 2002, net property and equipment, which includes assets under capital leases, consisted of the following:

	2001	2002
Property and equipment:		
Buildings	$ —	**$ 89,414**
Computer equipment	214,172	**239,181**
Telecommunications equipment	96,745	**100,634**
Furniture and equipment	91,598	**84,347**
Leasehold improvements	64,761	**70,034**
Total property and equipment	467,276	**583,610**
Less accumulated depreciation	(302,726)	**(333,997)**
Property and equipment, net	$ 164,550	**$ 249,613**

11. Goodwill

As of September 30, 2001 and 2002, goodwill consisted of the following:

	2001	2002
Goodwill:		
Purchased goodwill	$10,039	**$203,675**
Accumulated amortization	(1,533)	**(2,389)**
Goodwill, net	$ 8,506	**$201,286**

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of the businesses acquired. Goodwill acquired in acquisitions prior to July 1, 2001, has been amortized on a straight-line basis over the periods of expected benefit, which range from five to fifteen years.

As of October 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, for existing goodwill balances as of July 1, 2001. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on June 5, 2002, after the provisions of SFAS No. 142 went into effect. As such, in accordance with SFAS No. 142, $178,124 of goodwill acquired in the acquisition was not amortized. Under the provisions of SFAS No. 142, the Company will test all goodwill for potential impairment whenever indicators of impairment arise with reviews at least annually.

12. Intangible Assets

As of September 30, 2001 and 2002, intangible assets consisted of the following:

	2001	2002
Intangible assets:		
Capitalized software, net of accumulated amortization of $80,062 in 2001 and $93,945 in 2002	$59,544	**$ 89,085**
Contractual customer relationships	—	**71,286**
Trademarks, net of accumulated amortization of $680	—	**9,516**
Intangible assets, net	$59,544	**$169,887**

During the fourth quarter of fiscal 2001, the Company recorded a $26,469 non-recurring charge related to the impairment of software that had been used in the Sageo business. It was determined that Sageo's principal service offering, which was a Web-based self-service benefits and administration business using the Company's back-end Total Benefit Administration™ and Hewitt Associates Connections™ platforms, could be more efficiently managed and grown by fully integrating Sageo into Hewitt Associates and by reducing Sageo's cost structure and leveraging the technology at Hewitt Associates. In the quarter ended September 30, 2001, the decision was made to transition Sageo's clients from Sageo's Web site to the Total Benefit Administration™ Web interface and discontinue the use of the Sageo software. At the same time, the Company wrote off the remaining investment in the Sageo software, resulting in a $26,469 non-recurring charge, and terminated or redeployed the Sageo employees who were necessary only when Sageo was a stand-alone company. This charge was classified within the results of the Outsourcing segment.

In connection with the June 5, 2002 acquisition of the benefits consulting business of Bacon & Woodrow, the Company acquired $65,874 of contractual customer relationships with indefinite lives, $5,538 in capitalized software, and $9,473 of trademarks with five-year lives. Under the provisions of SFAS No. 141, the Company will test for potential impairment whenever indicators of impairment arise with reviews at least annually.

13. Other Assets

As of September 30, 2001 and 2002, other assets consisted of the following:

	2001	2002
Other assets:		
Prepaid long-term interest and service contracts	$ 7,923	**$ 8,729**
Investments in affiliated companies	6,612	**6,747**
Other assets	$14,535	**$15,476**

The Company has several prepaid long-term maintenance contracts for maintenance on computer software systems that expire through June 2005. Benefits related to these long-term prepaid maintenance contracts are received over the contractual period, as designated. The long-term portion of the prepaid interest relates to prepaid lease obligations of the Company.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting.

14. Debt

Debt at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Multi-currency line of credit and foreign debt	$ 9,761	**$ 33,918**
Unsecured senior term notes	156,250	**150,000**
	166,011	**183,918**
Current portion	8,228	**36,918**
Long-term debt, less current portion	$157,783	**$147,000**

The principal portion of long-term debt becomes due as follows:

Fiscal year ending:	
2003	$ 36,918
2004	13,000
2005	13,000
2006	23,000
2007	28,000
2008 and thereafter	70,000
Total	$183,918

On September 27, 2002, the Company obtained two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at the Company's option. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee based on the aggregate utilization is assessed at a rate of 0.125%, per annum. At September 30, 2002, there was no outstanding balance on either facility.

On February 23, 1998, the Company obtained an unsecured multi-currency line of credit with banks permitting borrowings up to $10,000 at a multi-currency interbank interest rate plus 75 basis points, ranging from 0.75% to 5.21% as of September 30, 2002. At September 30, 2001 and 2002, borrowings under the multi-currency line of credit $7,736 and $5,972, respectively. Of the amounts outstanding at September 30, 2001 and 2002, $7,736 and $0, respectively, have been classified as long-term debt. The drawn amounts are denominated in foreign currencies, and have been translated at the exchange rate in effect at year-end. In addition, Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, has an unsecured line of credit denominated in British Pound Sterling and provides for borrowings of up to £17 million. As of September 30, 2002, the outstanding balance was £15 million, equivalent to $23,529 with interest at a rate of 4.85%. Other foreign debt outstanding at September 30, 2001 and 2002 totaled $2,025 and $4,417, respectively.

On October 16, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $10,000 bears interest at 7.65%, and is repayable on October 15, 2005; $15,000 bears interest at 7.90%, and is repayable on October 15, 2010.

On July 7, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $15,000 bears interest at 7.93%, and is repayable on June 30, 2007; $10,000 bears interest at 8.11%, and is repayable on June 30, 2010.

On March 30, 2000, the Company issued $50,000 of unsecured senior term notes to various note holders. Of this amount, $15,000 bears interest at 7.94%, and is repayable in annual installments beginning March 2003 through March 2007, and $35,000 bears interest at 8.08%, and is repayable in annual installments beginning March 2008 through March 2012.

On May 30, 1996, the Company issued unsecured senior term notes to various note holders in the amount of $50,000, bearing interest at 7.45%. The notes are repayable in annual installments beginning May 2004 through May 2008.

On May 28, 1996, the Company obtained an unsecured seven-year term loan agreement with various banks in the amount of $30,000, bearing interest at 6.50%. The Company paid interest on a quarterly basis through June 30, 2002. On July 31, 1998, the Company also began to make monthly principal payments which continued through June 30, 2002. The amounts outstanding at September 30, 2001 and 2002 were $6,250 and $0, respectively.

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2001 and 2002, the Company was in compliance with all debt covenants.

15. Lease Agreements

The Company has obligations under long-term non-cancelable lease agreements, principally for office space and equipment, with terms ranging from one to twenty years. Some of the leases are with related parties (see Note 16, Related Party Transactions).

Capital Leases

Capital lease obligations at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Building capital leases	$ —	**$ 87,822**
Computer and telecommunications equipment	28,548	**12,663**
	28,548	**100,485**
Current portion	13,885	**11,572**
Capital lease obligations, less current portion	$14,663	**$ 88,913**

The Company's two building capital leases are payable in monthly installments at 7.33% interest and expire in April 2017 and May 2017.

The Company's computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments and at various interest rates ranging from 5.50% to 7.97%.

Capital Leases:	Third Party	Related Party	Total
Fiscal year ending:			
2003	$11,375	$ 197	$ 11,572
2004	5,175	715	5,890
2005	2,360	829	3,189
2006	2,668	953	3,621
2007	3,002	1,087	4,089
2008 and thereafter	51,961	20,163	72,124
Total minimum lease payments	$76,541	$23,944	$100,485

Operating Leases

The accompanying combined and consolidated statements of operations reflect all rent expense on a straight-line basis over the term of the leases. The Company has various office leases that grant a free rent period. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations.

The following is a schedule by years of minimum future rental payments required under operating leases which have an initial or remaining non-cancelable lease terms in excess of one year:

Operating Leases:	Third Party	Related Party	Total
Fiscal year ending:			
2003	$ 47,770	$ 34,076	$ 81,846
2004	44,484	33,764	78,248
2005	35,335	33,017	68,352
2006	31,793	33,281	65,074
2007	25,790	33,577	59,367
2008 and thereafter	124,479	331,390	455,869
Total minimum lease payments	$309,651	$499,105	$808,756

Total rental expense for operating leases amounted to $82,812 in 2000, $86,696 in 2001, and $103,958 in 2002.

16. Related Party Transactions

The Company has entered into real estate transactions as described below with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, and Hewitt Properties VII LLC, The Bayview Trust, and Overlook Associates (an equity method investment of Hewitt Holdings). The following leases were outstanding as of September 30, 2001 and 2002:

Holdings Property Entities	Location	Commencement Date	Expiration Date
Hewitt Holdings LLC	Rowayton, Connecticut	October 1994	November 2001
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Hewitt Properties VII	Norwalk, Connecticut	September 2001	September 2011
The Bayview Trust	Newport Beach, California	June 2002	May 2017
Overlook Associates	Lincolnshire, Illinois	*	*

* The Company has several leases with Overlook Associates, the first began in 1989 and the last expires in 2017.

Total lease payments were $35,176 in 2000, $39,436 in 2001, and $40,053 in 2002. The leases were entered into on terms comparable to those which could have been obtained on an arm's length basis. The historical cost of the real property owned by the Holdings property entities aggregates to $460,588 and $394,068 in 2001 and 2002, respectively. The investment in these properties was funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt owed to third parties by these related parties totaled $318,620 and $285,298 in 2001 and 2002, respectively. The debt is payable over periods that range from 3 to 18 years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on the Company's balance sheet as the obligation represented by the debt is an obligation of Hewitt Holdings and its related parties, and is not an obligation of the Company. Substantially all of the activities of the Hewitt Holdings property entities involve assets that are leased to the Company. The Company does not guarantee the debt related to these properties.

In April 2002, Hewitt Properties VII sold the Norwalk, Connecticut property and the Company entered a 15-year capital lease with the purchaser to lease the office space. The Company recorded a $65,000 increase to both property and long-term debt to record this long-term lease obligation.

In June 2002, the Company entered into a 15-year capital lease with The Bayview Trust to lease office space in Newport Beach, California. The Company recorded a $23,944 increase to both property and long-term debt to record this long-term lease obligation.

The combined and consolidated statements of operations include expenses that have been allocated to the Company by Hewitt Holdings on a specific identification basis. Management believes these allocations and charges are reasonable and that such expenses would not have differed materially had the Company operated on a stand-alone basis.

17. Retirement Plans

Employee 401(k) and Profit Sharing Plan

The Company has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt makes annual contributions equal to a percentage of participants' total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by the Company. In 2000, 2001, and 2002, profit sharing plan expenses were $41,620, $58,547, and $66,005, respectively.

Defined Benefit Plans

With the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow, the Company acquired a defined benefit pension plan, which was closed to new entrants in 1998, to provide retirement benefits to eligible employees. The Company also has other defined benefit pension plans to provide benefits to eligible employees. It is the Company's policy to fund the minimum annual contributions required by applicable regulations.

Healthcare Plans

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The following tables provide a reconciliation of the changes in the defined benefit and healthcare plans' benefit obligations and fair value of assets for the years ended September 30, 2001 and 2002, and a statement of funded status as of September 30, 2001 and 2002.

	Pension Benefits	Health Benefits	
	2002	2001	2002
Change in Benefit Obligation			
Benefit obligation, beginning of year	**$ 1,028**	$ 2,782	**$ 3,603**
Acquisition of Bacon & Woodrow	**51,985**	—	—
Service cost	**809**	351	**608**
Interest cost	**1,113**	201	**336**
Actuarial losses	**4,370**	563	**4,054**
Benefit payments	**(218)**	(294)	**(48)**
Changes in foreign exchange rates	**4,326**	—	—
Benefit obligation, end of year	**$ 63,413**	$ 3,603	**$ 8,553**
Change in Plan Assets			
Fair value of plan assets, beginning of year	**$ —**	$ —	**$ —**
Acquisition of Bacon & Woodrow	**39,796**	—	—
Actual return on plan assets	**(3,743)**	—	—
Employer contribution	**279**	294	**48**
Benefit payments	**(218)**	(294)	**(48)**
Changes in foreign exchange rates	**2,965**	—	—
Fair value of plan assets, end of year	**$ 39,079**	$ —	**$ —**
Reconciliation of Accrued Obligation and Total Amount Recognized			
Unfunded status	**$(24,334)**	$(3,603)	**$(8,553)**
Unrecognized net loss	**9,420**	870	**2,302**
Unrecognized prior service cost	—	—	**2,554**
Unrecognized transition obligation	—	558	**525**
Net amount recognized, end of year	**$(14,914)**	$(2,175)	**$(3,172)**

The assumptions used in the measurement of our benefit obligations as of June 30, 2001 and 2002 are as follows:

	Pension Benefits	Health Benefits	
	2002	2001	2002
Weighted-average assumptions:			
Discount rate	**5.70%**	7.25%	**7.00%**
Expected return on plan assets	**6.50%**	N/A	**N/A**
Rate of compensation increase	**3.00%**	N/A	**N/A**

The health plan provides flat dollar credits based on years of service and age at retirement. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 12.0% health care cost trend rate for 2002. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

The components of net periodic benefit costs for the three years ended September 30, 2002 include:

	Pension Benefits	Health Benefits		
	2002	2000	2001	2002
Components of Net Periodic Benefit Cost				
Service cost	**$ 809**	$298	$351	**$ 608**
Interest cost	**1,148**	182	201	**336**
Expected return on plan assets	**(1,041)**	—	—	—
Amortization of:				
–Unrecognized prior service cost	—	—	—	—
–Unrecognized loss	—	—	1	**68**
–Transition obligation	—	33	33	**33**
Net periodic benefit cost	**$ 916**	$513	$586	**$1,045**

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2001	2002
Effect of 1% Change in the Assumed Health Care Cost Trend Rates		
Effect of 1% increase on:		
–Total of service and interest cost components	$ 2	**$ 2**
–Benefit obligation	28	**62**
Effect of 1% decrease on:		
–Total of service and interest cost components	$ (2)	**$ (2)**
–Benefit obligation	(26)	**(57)**

18. Stock-Based Compensation Plans

In 2002, the Company adopted the Hewitt Global Stock and Incentive Compensation Plan (the "Plan") for associates and directors. The incentive compensation plan is administered by the Compensation and Leadership Committee of the Board of Directors of Hewitt Associates, Inc. (the "Committee"). Under the Plan, associates and directors may receive awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and cash-based awards. As of September 30, 2002, only restricted stock and restricted stock units and non-qualified stock options have been granted. A total of 25,000,000 shares of Class A common stock has been reserved for issuance under the plan. As of September 30, 2002, there were 15,196,092 shares available for grant under the plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights. The one-time initial public offering-related awards were valued at $110,141 on the grant date (a weighted price of $19.02 per share) and 37% will be amortized on a straight-line basis as non-cash compensation expense from the grant date to December 31, 2002, and 63% will be amortized on a straight-line basis as non-cash compensation expense over four years following the grant date. For the year ended September 30, 2002, compensation expense for the initial public offering restricted stock awards was $27,525 representing amortization between the offering date, June 27, 2002, and September 30, 2002, and applicable payroll taxes. The remaining $83,375 of unearned compensation is recorded within stockholders' equity and will be amortized as the awards vest.

Stock Options

The Committee may grant both incentive stock options and non-qualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the plan, stock options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to directors. The stock option price is determined by the Committee, provided that for stock options issued to participants in the United States, the stock option price should not be less than 100% of the fair market value of the underlying shares on the date the stock option is granted and no stock option should be exercisable later than the tenth anniversary of its grant. The non-qualified stock options granted in conjunction with the Company's initial public offering vest over a period of four years and expire in ten years. The following table summarizes stock option activity during 2002:

	Shares	Weighted-Average Exercise Price
Outstanding at September 30, 2001	—	—
Granted	4,106,703	$19.29
Exercised	—	—
Forfeited	(17,700)	19.00
Outstanding at September 30, 2002	**4,089,003**	**$19.29**

The following table summarizes information about stock options outstanding at September 30, 2002. There were no exercisable options as of September 30, 2002.

	Outstanding Options		
Range of exercise prices:	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Term (Years)
$19.00	3,843,013	$19.00	9.6
$23.50–$28.00	245,990	23.87	9.7
	4,089,003	$19.29	9.7

Pursuant to SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to account for its employee stock option plans under APB No. 25, *Accounting for Stock Issued to Employees*, which recognizes expense based on the intrinsic value at the measurement date. Because stock options have been issued with exercise prices equal to the fair market value of the underlying stock at the measurement date, no compensation cost has resulted. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002
Expected volatility	**35%**
Risk-free interest rate	**3.81%–4.19%**
Expected life (years)	**4**
Dividend yield	**0%**

The weighted-average estimated fair market value of employee stock options granted during 2002 was $6.50 per share. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to compensation expense over the stock options' vesting period. The Company's pro forma net income (loss) and earnings (loss) per share would have been as follows:

	2002
Net income:	
As reported	**$190,373**
Stock option compensation expense, net of tax	**(1,130)**
Adjusted net income	**$189,243**
Net loss applicable to common stockholders (from June 1, 2002 through September 30, 2002):	
As reported	**$(22,691)**
Stock option compensation expense, net of tax	**(1,130)**
Adjusted net loss applicable to common stockholders	**$(23,821)**
Net loss per share as reported—basic and diluted:	
As reported	**$ (0.27)**
Adjusted net loss per share	**$ (0.28)**

19. Legal Proceedings

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending claim to have a material adverse affect on the business, financial condition, or results of operations.

20. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Net Unrealized Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
As of September 30, 1999	$ 235	$ —	$ —	$ 235
Other comprehensive income (loss)	(763)	—	2,191	1,428
As of September 30, 2000	(528)	—	2,191	1,663
Other comprehensive income (loss)	(239)	—	(2,191)	(2,430)
As of September 30, 2001	(767)	—	—	(767)
Other comprehensive income (loss)	17,648	(690)	—	16,958
As of September 30, 2002	**$16,881**	**$(690)**	**$ —**	**$16,191**

21. Income Taxes

Prior to the Company's transition to a corporate structure, no provision for income taxes was made as the liability for such taxes were that of the former owners. As a result of the Company's transition to a corporate structure on May 31, 2002, a tax expense of $21,711 was recognized related to deferred tax assets and liabilities recorded in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*, arising from temporary differences between the book and tax basis of the Company's assets and liabilities at the date of transition.

Subsequent to the transition to a corporate structure, the Company's provision for income taxes aggregated $11,342 ($33,053 income tax expense less the $21,711 tax expense related to the transition to a corporate structure) and consisted of the following:

	Current	Deferred	Total
U.S. Federal	$25,740	$(16,108)	$ 9,632
State and local	4,808	(3,314)	1,494
Foreign	216	—	216
	$30,764	$(19,422)	$11,342

At September 30, 2002, the Company had income taxes receivable of $2,091. Income tax expense for the period subsequent to transition differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes ($10,361 for the period June 1, 2002, through September 30, 2002) as a result of the following:

Provision for taxes at U.S. federal statutory rate	$ 3,626
Increase in income taxes resulting from:	
Costs of transition to corporate structure	4,530
State and local income taxes, net of federal income tax benefit	972
Nondeductible expenses	592
Foreign earnings taxed at varying rates and foreign losses not tax effected	1,401
Other	221
	$11,342

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:	
Accrued expenses	$ 23,910
Foreign tax loss carryforwards	27,859
Other	3,176
	54,945
Valuation allowance	(27,859)
	$ 27,086
Deferred tax liabilities:	
Compensation and benefits	$ 15,805
Income deferred for tax purposes	2,282
Goodwill amortization	1,460
Depreciation and amortization	5,583
Other	4,245
	$ 29,375

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the foreign net operating loss carryforwards which expire in 2003 through 2017. Foreign taxable loss for the four-month period ended September 30, 2002 was $21,477, and consolidated taxable income for the same four-month period was $26,457. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

22. Segments and Geographic Data

Under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods, and use of technology. The two segments are Outsourcing and Consulting.

- **Outsourcing**—Hewitt applies benefits and human resources domain expertise and employs its integrated technology platform and other tools to administer and manage its clients' benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans), and defined benefit (such as pension plans). Hewitt assumes and automates the resource-intensive processes required to administer its clients' benefit programs, and provides technology-based self-management tools that support decision making and transactions by its clients' employees. With the information and tools that Hewitt provides, Hewitt helps its clients to optimize the return on their benefit investments. Hewitt has built on its experience in benefits outsourcing to offer employers the ability to outsource a wide range of human resource activities using its human resources business process outsourcing ("HR BPO") solution.

- **Consulting**—Hewitt provides actuarial services and a wide array of other consulting services covering the design, implementation, communication, and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Hewitt operates many of the administrative functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the Outsourcing and Consulting segment businesses. These shared service functions include general office support and space management, overall corporate management, and financial and legal services. Additionally, Hewitt utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of these administrative and marketing functions are not allocated to the business segment; rather, they are included in unallocated shared costs.

The accounting policies of the operating segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

The table below presents information about the Company's reportable segments for the periods presented:

	Year Ended September 30, 2000	2001	2002
Outsourcing[1]			
Revenues before reimbursements (net revenues)	$ 802,683	$ 951,884	**$1,115,462**
Segment income before the non-recurring software charge[2]	137,716	164,425	**272,702**
Segment income[2]	137,716	137,956	**272,702**
Net client receivables and work in process		213,438	**193,996**
Consulting[3]			
Revenues before reimbursements (net revenues)	$ 477,869	$ 523,777	**$ 600,735**
Segment income[2]	151,060	168,766	**161,787**
Net client receivables and work in process		154,360	**200,188**
Total Company			
Revenues before reimbursements (net revenues)	$1,280,552	$1,475,661	**$1,716,197**
Reimbursements	25,507	26,432	**33,882**
Total revenues	$1,306,059	$1,502,093	**$1,750,079**
Segment income before the non-recurring software charge[2]	$288,776	$333,191	**$ 434,489**
Non-recurring software charge	—	26,469	**—**
Segment income[2]	288,776	306,722	**434,489**
Charges not recorded at the segment level:			
One-time charges[4]	—	—	**26,143**
Initial public offering restricted stock awards[5]	—	—	**27,525**
Unallocated shared costs[2]	106,631	121,020	**140,501**
Total operating income[2]	$182,145	$185,702	**$ 240,320**
Net client receivables and work in process		$367,798	**$ 394,184**
Assets not reported by segment		333,559	**825,162**
Total assets		$701,357	**$1,219,346**

[1]The fiscal year 2000 and 2001 Outsourcing segment results include the results of Sageo prior to the decision to transition Sageo clients from Sageo's Web site to the Total Benefit Administration™ Web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt. In the year ended September 30, 2001, stand-alone company expenses were eliminated and Sageo Web site development spending ceased. Sageo contributed $0 and $10,342 of outsourcing net revenues and reduced segment income by $20,628 and $73,462 for the years ended September 30, 2000 and 2001, respectively.

[2]Prior to May 31, 2002, owners were compensated through distributions of income. In connection with the Company's transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation as compensation and related expenses in arriving at segment income.

[3]On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company's Consulting segment results from the acquisition date of June 5, 2002, through September 30, 2002.

[4]In connection with the Company's transition to a corporate structure, the following one-time charges were incurred: a) $8,300 of non-recurring compensation expense related to the establishment of a vacation liability for its former owners and b) $17,843 of non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share of stock.

[5]Compensation expense of $27,525 related to the amortization of initial public offering restricted stock awards.

Revenues and long-lived assets for the years ended September 30 are indicated below. Revenues are attributed to geographic areas based on the country where the associates perform the services. Long-lived assets include net property and equipment and intangible assets, such as capitalized software.

	Year Ended September 30,		
	2000	2001	2002
Revenues			
United States	$1,202,190	$1,380,991	**$1,571,747**
All Other Countries	103,869	121,102	**178,332**
Total	$1,306,059	$1,502,093	**$1,750,079**
Long-Lived Assets			
United States		$220,977	**$320,038**
All Other Countries		19,546	**309,477**
Total		$240,523	**$629,515**

The Company's revenues attributable to areas outside the United States are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions, and other factors associated with foreign trade.

23. Regulated Subsidiary

Hewitt Financial Services LLC, a registered U.S. broker-dealer subsidiary, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," has elected to compute its net capital in accordance with the "Alternative Standard" of that rule. As of September 30, 2001 and 2002, Hewitt Financial Services LLC had regulatory net capital, as defined, of $742 and $1,641, respectively, which exceeded the amounts required by $737 and $1,636, respectively.

Corporate and Shareholder Information

Board of Directors
Dale L. Gifford
Chairman and Chief Executive Officer
Hewitt Associates, Inc.

Bryan J. Doyle
Outsourcing—Line of Business Leader
Hewitt Associates, Inc.

Cheryl A. Francis[1*]
Former Executive Vice President and
Chief Financial Officer
R.R. Donnelley & Sons Company

Julie S. Gordon
Retirement and Financial Management
Market Leader
Hewitt Associates, Inc.

Daniel J. Holland
Chief Operating Officer
Hewitt Associates, Inc.

Michele M. Hunt[2*]
Founder and President
Vision & Values

James P. Kelly[1,2]
Former Chairman and
Chief Executive Officer
United Parcel Service

Cary D. McMillan[1,2]
Chief Executive Officer
Sara Lee Branded Apparel
Executive Vice President
Sara Lee Corporation

Alberto Santos, Jr.
Southwest U.S. Market Group Leader
Hewitt Associates, Inc.

Judith A. Whinfrey
Managing Consultant
Hewitt Associates, Inc.

Board Committees:
[1] Audit
[2] Compensation and Leadership
[*] Denotes Committee Chairman

Senior Management
Dale L. Gifford[†]
Chairman and Chief Executive Officer

Sanjiv K. Anand
Chief Technology Applications Officer

John L. Anderson
Talent and Organization Consulting—
Line of Business Leader

Michael J. Bennett
Manager—Asia-Pacific Region

Perry O. Brandorff[†]
Manager—European Region

Jack E. Bruner
Health Management—
Line of Business Co-Leader

Monica M. Burmeister[†]
Retirement and Financial
Management—Line of Business Leader

Perry H. Cliburn
Chief Information Officer

Dan A. DeCanniere[†]
Chief Financial Officer

Bryan J. Doyle[†]
Outsourcing—Line of Business Leader

Daniel J. Holland[†]
Chief Operating Officer

Maureen A. Kincaid
Health Management—
Line of Business Co-Leader

Stephen D. King
Chief Human Resources Officer

Michael R. Lee[†]
North America Market Leader

Juan Carlos Padilla
Manager—Latin American Region

Christopher S. Palmer
Market Group Leader—
East U.S. Market Group

John M. Ryan[†]
Chief Administrative Officer and
Business Alliance Leader

[†]Executive Officers as defined by Securities and Exchange Commission regulations

Corporate Headquarters
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069
(847) 295-5000

Internet Web Site Address
www.hewitt.com

Stock Listing
New York Stock Exchange
Trading symbol: HEW

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(877) 282-1168
www.equiserve.com

Hewitt Associates Global Stock
and Incentive Compensation Plan
Salomon Smith Barney, Inc.
Three First National Plaza
Suite 5100
Chicago, IL 60602
(800) 523-2085
www.benefitaccess.com

Annual Shareholders' Meeting
January 29, 2003—9:00 a.m.
The University of Chicago
Gleacher Center; 6th Floor
450 North Cityfront Plaza Drive
Chicago, IL 60611

Investor Relations
Securities analysts, investment professionals, and shareholders should direct their questions to:
Investor Relations
(888) 439-6397

Public Relations
News media should direct their inquiries to:
Public Relations
(847) 295-5000

Community Relations
For information regarding Hewitt Associates' community relations programs and the Hewitt Associates Foundation, please direct inquiries to:
Community Relations
Hewitt Associates
100 Half Day Road
Lincolnshire, IL 60069